As filed with the Securities and Exchange Commission on November 2, 1998

                                                               FILE NO.  2-12893
                                                                       811-00749
--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C. 20549
--------------------------------------------------------------------------------

                                     FORM N-1A

                               REGISTRATION STATEMENT


                                       Under
                             THE SECURITIES ACT OF 1933
                          POST EFFECTIVE AMENDMENT NO. 61
                                        And
                         THE INVESTMENT COMPANY ACT OF 1940
                                  AMENDMENT NO. 61

-------------------------------------------------------------------------------
                              STONEBRIDGE FUNDS TRUST
      (which by this Amendment is adopting and succeeding to the Registration Statement under the Investment Company Act of 1940 of Stonebridge Aggressive
     Growth Fund, Inc. (file no. 811-00749), and adopting and succeeding to the Registration Statement under the Securities Act of 1933 of Stonebridge Growth
  Fund, Inc. (file no. 2-15893) and Stonebridge Aggressive Growth Fund, Inc.
    (file no. 2-12893) for all purposes, including for purposes of calculating registration fees pursuant to Rule 24f-2 under the Investment Company Act of
                                       1940)
               (Exact name of registrant as specified in its charter)

                            370 17th Street, Suite 3100
                              Denver, Colorado  80202

                                   (800) 639-3935
                      (Address of principal executive offices)

                             James V. Hyatt, Secretary
                              Stonebridge Funds Trust
                            370 17th Street, Suite 3100
                              Denver, Colorado  80202
                      (Name and address of agent for service)

-------------------------------------------------------------------------------
                                      Copy to:
                                Michael Glazer, Esq.
                       Paul, Hastings, Janofsky & Walker, LLP
                                 555 S. Flower St.
                           Los Angeles, California 90071

-------------------------------------------------------------------------------
                   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
   IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE (CHECK APPROPRIATE BOX)


 /X/ immediately upon filing pursuant to paragraph (b)
 / / on (date) pursuant to paragraph (b)
 / / 60 days after filing pursuant to paragraph (a)(i)
 / / on (date) pursuant to paragraph (a)(i)
 / / 75 days after filing pursuant to paragraph (a) (ii)
 / / on (date) pursuant to paragraph (a)(ii) of rule 485
                    IF APPROPRIATE; CHECK THE FOLLOWING BOX:
 / / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.
      Title of securities being registered:  Shares of Beneficial Interest,
                               $1.00 par value.


--------------------------------------------------------------------------------
                                STONEBRIDGE FUNDS TRUST

       CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS AND IN STATEMENT OF
                ADDITIONAL INFORMATION REQUIRED BY ITEMS OF FORM N-1A


                   FORM N-1A
               ITEM AND HEADING                        PROSPECTUS CAPTION
-------------------------------------------------------------------------
PART A --

 Item:
     1.   Cover Page                                   Cover Page
     2.   Synopsis                                     Annual Fund Expenses
     3.   Condensed Financial Information              Financial Highlights
     4.   General Description of Registrant            What are the Funds?; Objectives and Investment Policies
     5.   Management of  the Fund                      Management of the Funds - Board of Trustees; Investment
                                                       Adviser;
                                                       Administrator; The Distributor; The Custodian; The
                                                       Transfer Agent
     6.   Capital Stock and Other Securities           Distributions and Taxes
     7.   Purchases of Securities Being Offered        Cover Page; How to Invest
     8.   Redemption or Repurchase                     How to Redeem Fund Shares; General Account Policies
     9.   Pending Legal Proceedings                    Inapplicable

PART B --                                              STATEMENT OF ADDITIONAL INFORMATION CAPTION

 Item:
     10. Cover Page                                    Cover Page
     11. Table of Contents                             Table of Contents
     12. General Information and History               Inapplicable
     13. Investment Objectives and Policies            Investment Objectives and Policies; Brokerage
                                                       Transactions
     14. Management of the Fund                        Management of the Trust
     15. Control Persons and Principal Holders of
         Securities                                    Management of the Trust
     16. Investment Advisory and Other Services        Investment Advisory and Other Services
     17. Brokerage Allocation and Other Policies       Brokerage Transactions
     18. Capital Stock and Other Securities            Inapplicable
     19. Purchases, Redemption and Pricing of
         Securities Being Offered                      Pricing
     20. Tax Status                                    Taxation
     21. Underwriters                                  Inapplicable
     22. Calculation of Performance Data               Performance Information
     23. Financial Statements                          Financial Statements

PART C --

     Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this
Registration Statement.

                                 STONEBRIDGE FUNDS

                               OFFICERS AND DIRECTORS

Richard C. Barrett,  CHAIHRMAN, BOARD OF TRUSTEES AND  PRESIDENT
Dr. John G. Ayer, TRUSTEE
Debra L. Newman, VICE PRESIDENT, TREASURER AND TRUSTEE
Charles E. Woodhouse , VICE PRESIDENT AND TRUSTEE
Craig B. Burger, VICE PRESIDENT AND TRUSTEE
Selvyn B. Bleifer, M.D., TRUSTEE
Marvin Freedman, TRUSTEE
Charles F. Haas, TRUSTEE
William H. Taylor, II, TRUSTEE
Chad S. Christensen, VICE PRESIDENT
James V. Hyatt, SECRETARY


                                 INVESTMENT ADVISER
                    Stonebridge Capital Management, Incorporated
                         1801 Century Park East, Suite 1800
                         Los Angeles, California 90067-2320


                                   ADMINISTRATOR
                          ALPS Mutual Funds Services, Inc.
                            370 17th Street, Suite 3100
                            Denver, Colorado  80202-5631



                                   TRANSFER AGENT
                          National Financial Data Services
                                 330 West 9th Street
                            Kansas City, Missouri  64105


                                     CUSTODIAN
                                  Fifth Third Bank
                                 Fifth Third Center
                              38 Fountain Square Plaza
                            Cincinnati, Ohio  45263-0001

                                      AUDITORS
                               Hein + Associates LLP
                            717 17th Street, Suite 1600
                            Denver, Colorado 80202-3338






                                 STONEBRIDGE FUNDS

                            370 17th Street, Suite 3100
                              Denver, Colorado  80202


















                                     PROSPECTUS
                                  NOVEMBER 1, 1998

                                  STONEBRIDGE FUNDS
                             370 17th Street, Suite 3100
                             Denver, Colorado  80202-5631

                                    (800) 639-3935

                               STONEBRIDGE GROWTH FUND
                          STONEBRIDGE AGGRESSIVE GROWTH FUND

                                      PROSPECTUS

This prospectus describes two diversified equity portfolios (the "Funds") offered by the Stonebridge Funds Trust, an open-end investment company (the "Trust"). The Funds are no-load investments that allow you to buy and sell shares at net asset value.

Stonebridge Growth Fund is a series of the Trust. Its investment objectives are long-term growth of capital and increased future income through investment primarily in common stocks. The Fund uses certain other investment techniques in an effort to enhance income and reduce market risks.

Stonebridge Aggressive Growth Fund is a series of the Trust. Its principal objective is long-term growth of capital. A secondary consideration is the production of short-term income. In order to achieve its investment objectives, the Fund invests in securities of companies which appear to have good prospects for increased earnings and dividends and uses certain other investment techniques in an effort to enhance income and reduce market risks.

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE
                SECURITIES AND EXCHANGE COMMISSION  PASSED UPON THE
            ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE INVESTOR IS ADVISED TO READ THIS PROSPECTUS
                       AND TO RETAIN IT FOR FUTURE REFERENCE.

   THIS PROSPECTUS SETS FORTH BASIC INFORMATION THAT INVESTORS SHOULD KNOW ABOUT
    THE FUNDS PRIOR TO INVESTING AND SHOULD BE RETAINED FOR FUTURE REFERENCE. A STATEMENT OF ADDITIONAL INFORMATION DATED November 1, 1998 HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS HEREBY INCORPORATED BY REFERENCE. A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST AND WITHOUT CHARGE BY WRITING OR CALLING THE TRUST.

                     This Prospectus is dated November 1, 1998

                                  TABLE OF CONTENTS



Annual Fund Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Financial Highlights. . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

What are the Funds? . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Objectives and Investment Policies. . . . . . . . . . . . . . . . . . . . .  8

Management of the Funds . . . . . . . . . . . . . . . . . . . . . . . . . . 15

Reports to Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . 17

Distributions and Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . 18

How to Invest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

How to Redeem Fund Shares . . . . . . . . . . . . . . . . . . . . . . . . . 21

General Account Policies. . . . . . . . . . . . . . . . . . . . . . . . . . 23

                                 ANNUAL FUND EXPENSES

This table and example is designed to assist shareholders in understanding the various fees and expenses associated with investing in the Funds. Actual expenses may be greater or less than those shown.


SHAREHOLDER TRANSACTION EXPENSES are charges you pay when buying, exchanging, or selling shares of the Funds. ANNUAL FUND OPERATING EXPENSES, which are based on the amounts incurred by the predecessors of the Funds, for the years ended October 31, 1997 and November 30, 1997, are paid out of the Funds' assets and include fees for custodian, management, maintenance of shareholder accounts, general fund administration, shareholder servicing, accounting and other services. For more complete descriptions of shareholder transaction expenses and the Funds' operating expenses, see "General Account Policies" and "Management of the Funds" in this prospectus and the financial statements and related notes included in the Statement of Additional Information.



If you own shares through certain service organizations, you may pay account charges in connection with the maintenance of your account at the service organization in addition to the expenses shown below.


                                                                      STONEBRIDGE         STONEBRIDGE
SHAREHOLDER TRANSACTION EXPENSES                                      GROWTH FUND    AGGRESSIVE GROWTH FUND
                                                                      -----------    ----------------------
Maximum Sales Load Imposed on Purchases (as a
   percentage of offering price)                                           none                none
Maximum Deferred Sales Load (as a percentage of original
   purchase price or redemption proceeds, as applicable)                   none                none
Maximum Sales Load Imposed on Reinvested Dividends
  (as a percentage of offering price)                                      none                none
Redemption Fees (as a percentage of amount redeemed, if applicable)*       none                none
Exchange Fee                                                               none                none

ANNUAL FUND OPERATING EXPENSES (as a percentage of average net assets)
Management Fees (after fee deferral)**                                     .50%                .15%
12b-1 Fees                                                                 none                none
Other Expenses (audit, legal, stockholder services, transfer agent
   custodian, and miscellaneous)                                           1.00%               2.75%
Total Fund Operating Expenses (after fee deferral)**                       1.50%               2.90%

*A $10 per transaction fee may be imposed on redemption by wire transfer.

**The investment adviser has agreed to defer its management fees, subject to possible later reimbursement. Management fees would have been 0.75% and 1.00% and total fund operating expenses would have been 1.75% and 3.75% without such deferral

------------------------------------------------------------------------------


Example: Assume you invest $1,000, the annual return of each Fund is 5%, and each Funds' annual operating expenses remain as listed listed above. The example below shows the operating expenses that you would indirectly bear as an investor in the Funds.

1  YEAR                                 $15        $29
3  YEARS                                $48        $91
5  YEARS                                $82       $155
10 YEARS                               $180       $326

Use of this assumed annual return is mandated by the Securities and Exchange Commission and is not intended to be an illustration of past or future investment results. THE EXAMPLE SHOWN ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES.

                                FINANCIAL HIGHLIGHTS
                              STONEBRIDGE GROWTH FUND

The information in the following table is for the Stonebridge Growth Fund, Inc., the predecessor of the Stonebridge Growth Fund series of the Trust.
The information for each of the years ended November 30, 1992 through 1997 has been audited by Hein + Associates LLP, independent auditors, whose report thereon and on the financial statements and the related notes is included in the Annual Report for Stonebridge Growth Fund, Inc. incorporated by reference into the Statement of Additional Information. The per share data and ratios for each of the four years in the period ended November 30, 1991, were audited by other auditors whose report dated December 20, 1991, expressed an unqualified opinion on those selected per share data and ratios. The information for the six months ended May 31, 1998 was prepared by the predecessor to the Fund and is unaudited. Further information about the performance of the Fund is contained in the Fund's latest Annual Report and Semi-Annual Report, which may be obtained without charge by contacting the Stonebridge Funds at (800)639-3935.


      SELECTED DATA FOR EACH SHARE OF BENEFICIAL INTEREST OUTSTANDING FOR THE
                  STONEBRIDGE GROWTH FUND THROUGHOUT EACH PERIOD


                                           SIX MONTHS                          FISCAL YEARS ENDED
                                          ENDED MAY 31                            NOVEMBER 30,
                                          ------------                            ------------

                                             1998(1)        1997          1996          1995         1994          1993
                                             -----          ----          ----          ----         ----          ----
NET ASSET VALUE, BEGINNING OF YEAR          $17.69        $16.56        $14.36        $12.61        $12.62        $14.78
                                         ---------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS:
NET INVESTMENT INCOME (LOSS)                   .05           .02           .10           .17           .07           .06
NET GAINS OR LOSSES ON SECURITIES
    (BOTH REALIZED AND UNREALIZED)            1.15          2.90          2.83          2.34           .29          (.19)
                                         ---------------------------------------------------------------------------------
TOTAL FROM INVESTMENT OPERATIONS              1.20          2.92          2.93          2.51           .36          (.13)
                                         ---------------------------------------------------------------------------------
LESS DISTRIBUTIONS:
DIVIDENDS (FROM NET INVESTMENT INCOME)        (.22)         (.28)         (.17)         (.07)         (.07)         (.15)
DIVIDENDS (FROM CAPITAL GAINS)               (2.69)        (1.51)         (.56)         (.69)         (.30)        (1.88)
                                         ---------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR                $15.98        $17.69        $16.56        $14.36        $12.61        $12.62
                                         ---------------------------------------------------------------------------------
                                         ---------------------------------------------------------------------------------
TOTAL RETURN                                  8.17%        19.79%        21.46%        23.50%         2.81%        (1.22)%
                                         ---------------------------------------------------------------------------------
                                         ---------------------------------------------------------------------------------
RATIOS AND SUPPLEMENTAL DATA:
NET ASSETS, END OF PERIOD (IN 000S):       $43,668       $42,380       $39,602       $34,775       $30,775       $32,448
                                         ---------------------------------------------------------------------------------
                                         ---------------------------------------------------------------------------------
RATIO OF OPERATING EXPENSES
    TO AVERAGE NET ASSETS                     1.61%***+     1.50%         1.47%         1.49%         1.64%         1.60%
                                         ---------------------------------------------------------------------------------
                                         ---------------------------------------------------------------------------------
RATIO OF NET INVESTMENT INCOME
    TO AVERAGE NET ASSETS                      .14%+         .11%          .67%         1.27%          .53%          .50%
                                         ---------------------------------------------------------------------------------
                                         ---------------------------------------------------------------------------------
PORTFOLIO TURNOVER RATE*                        11%           41%           45%           38%           36%           56%
                                         ---------------------------------------------------------------------------------
                                         ---------------------------------------------------------------------------------
AVERAGE COMMISSION RATE PAID**              $.1089        $.1221        $.1359             -             -             -
                                         ---------------------------------------------------------------------------------
                                         ---------------------------------------------------------------------------------


(1)This data is unaudited.
* A portfolio turnover rate is the percentage computed by taking the lesser of purchases or sales of portfolio securities(excluding short-term investments) for a year and dividing it by the monthly average of the market value of the portfolio securities during the year.
** Per share. For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate for security trades on which commissions are charged.
***Subsequent to May 31, 1998, the investment adviser began deferring fees to ensure the Fund's operating expenses do not exceed 1.50% for the year ended November 30, 1998.
+  Annualized

(CONTINUED)



     SELECTED DATA FOR EACH SHARE OF BENEFICIAL INTEREST OUTSTANDING FOR THE STONEBRIDGE GROWTH FUND
                    THROUGHOUT EACH YEAR FOR THE FISCAL YEARS ENDED NOVEMBER 30,


                                                            1992          1991          1990          1989          1988
                                                            ----          ----          ----          ----          ----
NET ASSET VALUE, BEGINNING OF YEAR                        $14.84        $12.55        $14.18        $11.70        $11.04
                                                        ------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS:
NET INVESTMENT INCOME (loss)                                 .15           .30           .22           .20           .12
NET GAINS OR LOSSES ON SECURITIES (BOTH REALIZED
    AND UNREALIZED)                                         1.10          2.64          (.16)         2.91          1.79
                                                        ------------------------------------------------------------------
TOTAL FROM INVESTMENT OPERATIONS                            1.25          2.84           .06          3.11          1.91
                                                        ------------------------------------------------------------------
LESS DISTRIBUTIONS:
DIVIDENDS (FROM NET INVESTMENT INCOME)                      (.21)         (.22)         (.21)         (.13)         (.10)
DIVIDENDS (FROM CAPITAL GAINS)                             (1.10)         (.33)        (1.48)         (.50)        (1.15)
                                                        ------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR                              $14.78        $14.84        $12.55        $14.18        $11.70
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------
TOTAL RETURN                                                8.39%        23.53%          .46%        27.89%        18.37%
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------
RATIOS AND SUPPLEMENTAL DATA:
NET ASSETS, END OF PERIOD (IN 000S):                     $43,560       $33,710       $29,491       $31,167       $26,829
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------
RATIO OF OPERATING EXPENSES
    TO AVERAGE NET ASSETS                                  1.50%         1.48%         1.70%         1.69%         1.70%
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------
RATIO OF NET INVESTMENT INCOME
    TO AVERAGE NET ASSETS                                   .99%         1.46%         1.69%         1.52%          .64%
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------
PORTFOLIO TURNOVER RATE*                                     45%           22%           64%           83%           32%
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------
AVERAGE COMMISSION RATE PAID**                                 -             -             -             -             -
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------


*A portfolio turnover rate is the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding short-term investments) for a year and dividing it by the monthly average of the market value of the portfolio securities during the year.
**Per share. For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate for security trades on which commissions are charged.

                                 FINANCIAL HIGHLIGHTS
                          STONEBRIDGE AGGRESSIVE GROWTH FUND

The information in the following table is for the Stonebridge Aggressive Growth Fund, Inc., the predecessor of the Stonebridge Aggressive Growth Fund series of the Trust. The information for each of the years ended October 31, 1992 through 1997 has been audited by Hein + Associates LLP, independent auditors, whose report thereon and on the financial statements and the related notes is included in the Annual Report for Stonebridge Aggressive Growth Fund, Inc. incorporated by reference into the Statement of Additional Information. The per share data and ratios for each of the four years in the period ended October 31, 1991, were audited by other auditors whose report dated November 21, 1991, expressed an unqualified opinion on those selected per share data and ratios. The information for the six months ended April 30, 1998 was prepared by the predecessor to the Fund and is unaudited. Further information about the performance of the Fund is contained in the Fund's latest Annual Report and Semi-Annual Report, which may be obtained without charge by contacting the Stonebridge Funds at (800) 639-3935.


      SELECTED DATA FOR EACH SHARE OF BENEFICIAL INTEREST OUTSTANDING FOR THE
             STONEBRIDGE AGGRESSIVE GROWTH FUND THROUGHOUT EACH PERIOD



                                          SIX MONTHS                             FISCAL YEARS ENDED
                                         ENDED APRIL 30                              OCTOBER 31,
                                         --------------                              -----------

                                              1998 (1)      1997          1996          1995          1994          1993
                                              ----          ----          ----          ----          ----          ----
NET ASSET VALUE, BEGINNING OF YEAR          $13.27        $13.19        $13.97        $10.24        $12.07        $11.58
                                          --------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS:
NET INVESTMENT INCOME (LOSS)                   .53          (.20)         (.17)         (.26)         (.29)         (.21)
NET GAINS OR LOSSES ON SECURITIES
    (BOTH REALIZED AND UNREALIZED)            (.02)         2.83           .90          4.51           .55          1.56
                                          --------------------------------------------------------------------------------
TOTAL FROM INVESTMENT OPERATIONS               .51          2.63           .73          4.25           .26          1.35
                                          --------------------------------------------------------------------------------
LESS DISTRIBUTIONS:
DIVIDENDS (FROM NET INVESTMENT INCOME         (.58)           --            --            --            --            --
DIVIDENDS (FROM CAPITAL GAINS)               (1.66)        (2.55)        (1.51)         (.52)        (2.09)         (.86)
                                          --------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR                $11.54        $13.27        $13.19        $13.97        $10.24        $12.07
                                          --------------------------------------------------------------------------------
                                          --------------------------------------------------------------------------------
TOTAL RETURN                                  7.20%        22.89%         5.70%        43.71%         1.86%        11.80%
                                          --------------------------------------------------------------------------------
                                          --------------------------------------------------------------------------------
RATIOS AND SUPPLEMENTAL DATA:
NET ASSETS, END OF PERIOD (IN 000S):        $6,133        $5,428        $4,539        $4,151        $2,992        $3,024
                                          --------------------------------------------------------------------------------
                                          --------------------------------------------------------------------------------
RATIO OF OPERATING EXPENSES
    TO AVERAGE NET ASSETS                     3.86***+      2.90%         2.29%         3.10%         3.51%         2.81%
                                          --------------------------------------------------------------------------------
                                          --------------------------------------------------------------------------------
RATIO OF NET INVESTMENT INCOME
    TO AVERAGE NET ASSETS                    (2.76)%+      (1.62)%       (1.26)%       (2.10)%       (2.86)%       (1.82)%
                                          --------------------------------------------------------------------------------
                                          --------------------------------------------------------------------------------
PORTFOLIO TURNOVER RATE*                        44%           88%          108%           60%           43%           50%
                                          --------------------------------------------------------------------------------
                                          --------------------------------------------------------------------------------
AVERAGE COMMISSION RATE PAID**              $.1272        $.1044        $.1248             -             -             -
                                          --------------------------------------------------------------------------------
                                          --------------------------------------------------------------------------------


(1) This data is unaudited.
*A portfolio turnover rate is the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding short-term investments) for a year and dividing it by the monthly average of the market value of the portfolio securities during the year.
**Per share. For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate for security trades on which commissions are charged.
***Subsequent to April 30, 1998, the investment adviser began deferring fees to
ensure the Fund's operating expenses do   not exceed 2.90% for the year ended
October 31, 1998.
 +Annualized

(CONTINUED)



     SELECTED DATA FOR EACH SHARE OF BENEFICIAL INTEREST OUTSTANDING FOR THE STONEBRIDGE AGGRESSIVE
                   GROWTH FUND THROUGHOUT EACH YEAR FOR THE YEARS ENDED OCTOBER 31,

                                                            1992          1991          1990          1989          1988
                                                            ----          ----          ----          ----          ----
NET ASSET VALUE, BEGINNING OF YEAR                        $13.22         $8.37        $12.27        $11.41        $10.73
                                                        ------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS:
NET INVESTMENT INCOME (LOSS)                                (.27)         (.23)         (.22)         (.17)         (.30)
NET GAINS OR LOSSES ON SECURITIES (BOTH REALIZED
    AND UNREALIZED)                                         (.20)         5.30         (1.22)         1.66           .98
                                                        ------------------------------------------------------------------
TOTAL FROM INVESTMENT OPERATIONS                            (.47)         5.07         (1.44)         1.49           .68
                                                        ------------------------------------------------------------------
LESS DISTRIBUTIONS:
DIVIDENDS (FROM NET INVESTMENT INCOME)                        --            --            --            --            --
DIVIDENDS (FROM CAPITAL GAINS)                             (1.17)         (.22)        (2.46)         (.63)           --
                                                        ------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR                              $11.58        $13.22         $8.37        $12.27        $11.41
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------

TOTAL RETURN                                               (4.67)%       61.63%       (15.30)%       13.54%         6.34%
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------

RATIOS AND SUPPLEMENTAL DATA:
NET ASSETS, END OF PERIOD (IN 000S):                      $3,032        $3,459        $2,247        $2,672        $2,686
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------
RATIO OF OPERATING EXPENSES
    TO AVERAGE NET ASSETS                                   3.03%         3.49%         3.99%         3.28%         3.31%
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------
RATIO OF NET INVESTMENT INCOME
    TO AVERAGE NET ASSETS                                  (2.24)%       (2.08)%       (2.29)%       (1.32)%       (2.50)%
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------
PORTFOLIO TURNOVER RATE*                                      67%           49%           69%           49%           11%
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------
AVERAGE COMMISSION RATE PAID**                                 -             -             -             -             -



*A portfolio turnover rate is the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding short-term investments) for a year and dividing it by the monthly average of the market value of the portfolio securities during the year.
**Per share. For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate for security trades on which commissions are charged.

WHAT ARE THE FUNDS?

Stonebridge Funds Trust is a Delaware business trust that consists of two series, Stonebridge Growth Fund and Stonebridge Aggressive Growth Fund. Shareholders invest in a Fund, a series of the Trust that itself invests in securities. The Trust is an open-end investment company because, upon demand of an investor, the Funds have a legal duty to redeem their shares held by the investor and to pay the investor the net asset value of the shares. See "How to Invest" and "General Account Policies." The Trust is a type of management company commonly known as a mutual fund.

The purpose of each Fund is to provide investors with opportunities to acquire an interest in a comprehensive common stock program under the continuous supervision of impartial and experienced professional investment management. Investment companies operate in accordance with their objectives and policies. The Funds' investment objectives and policies are set forth below under "Objectives" and "Investment Policies."


With respect to the purchase and sale of investments, the Funds receive investment advice and other services from Stonebridge Capital Management, Incorporated (the "Adviser"), which is paid a fee pursuant to its contracts with the Trust approved by the shareholders. See "Investment Adviser" for a discussion of the Adviser. The Funds pay costs including custodian, management, and transfer agency fees, audit and legal fees, brokerage fees and fees for certain administrative services.


The value of each Fund's shares, which are priced daily, fluctuates with the value of the securities in which the Fund invests. When a Fund sells portfolio securities it may realize a gain or a loss, depending on whether it sells them for more or less than their cost. Each Fund will earn dividend or interest income to the extent that it receives dividends and interest from its investments.


The Funds offer their shares to the public at net asset value on a continuous basis.


OBJECTIVES AND INVESTMENT POLICIES

STONEBRIDGE GROWTH FUND

Stonebridge Growth Fund (the "Growth Fund") principally seeks long term growth of capital and increased future income through investment primarily in common stocks. Immediate income return is a secondary consideration. In order to achieve its investment objectives, the Growth Fund invests primarily in the common stocks of those companies that, based upon in-depth fundamental research, appear to have the potential to achieve growth in sales, earnings per share, and ultimately in dividends at a rate greater than that of the overall economy and the rate of inflation.

The Adviser believes that companies that are able to achieve above average records of growth will eventually be rewarded by higher prices for their stocks. These companies may be large or small and there are no restrictions on the market capitalization of a company in which the Growth Fund may invest. However, investors should be aware that during periods of poor economic performance or adverse market conditions, common stocks and hence the per share value of the Growth Fund may not reflect favorable earnings trends. In addition, the securities of smaller companies may be subject to more volatile market movements and greater risk than the securities of more well-established companies.

The Adviser selects securities by studying macro-economic and industry trends to determine where the best opportunities for growth might be found. Companies operating within these high growth areas of the economy are carefully analyzed to determine their particular strengths and weaknesses, as well as their global competitive position. Generally, a company that has the ability to achieve superior growth will have the following characteristics: it will be a leader in its industry; have a proprietary product or service; spend heavily on research and development; have a strong balance sheet with little or no debt; and have a superior return on equity. Fundamental valuation measures are used to determine the best relative values given present market prices of stocks being considered for the Growth Fund.

The Growth Fund's investment policy is based upon the conviction of management that the long-term growth and prosperity of American business will continue. Management seeks to attain the objectives of the Growth Fund primarily through the ownership of securities of companies which possess potential growth in the years ahead or appear to have good prospects for increased earnings and dividends and through the use of certain other investment techniques in an effort to enhance income and reduce market risks. There can be no assurance that these objectives will be achieved since all investments are subject to risk in varying degrees. Such objectives are a fundamental policy which can be changed by the Board of Trustees of the Trust only with approval of the shareholders.

It is the policy of the Growth Fund, which may not be changed without approval of a majority of the outstanding voting securities of the Growth Fund, to diversify its investments and not to concentrate its assets in any one industry. Diversification and non-concentration tend to reduce, though they do not eliminate, the market risk inherent in all securities. At the same time they broaden investment opportunities.

While it is the general policy of the Growth Fund to be fully invested in common stocks, under certain circumstances investments may be made in other types of securities such as convertible and non-convertible bonds, preferred stocks, stock index and foreign currency futures, options on stocks and stock indexes, American Depository Receipts and securities of investment companies and foreign issuers. The policy of the Growth Fund is that neither investments in bonds nor investments in preferred stocks will exceed 5% of the Growth Fund's total assets. For a discussion of the Growth Fund's investments in futures, options, American Depository Receipts and securities of foreign issuers, see "Foreign Investments" and "Hedging and Income Enhancement Strategies" below.

In addition, during adverse or transition periods in the stock market, reserves may be held without percentage limitation in order to protect and preserve the assets of the Fund. These temporary defensive reserves will be invested in money market instruments, including U.S. Treasury bills, repurchase agreements secured by U.S. Government securities, certificates of deposit, high grade bankers' acceptances, and high grade commercial paper with a maximum maturity of not more than one year.

STONEBRIDGE AGGRESSIVE GROWTH FUND

Stonebridge Aggressive Growth Fund (the "Aggressive Fund") principally seeks long-term growth of capital. The production of short-term income is a secondary consideration. In order to achieve these objectives, management obtains careful and intensive studies of trends of various industries and companies, including their earnings, as well as the appreciation possibilities and relative investment values of their securities.

The Adviser seeks to attain the objectives of the Aggressive Fund primarily through the ownership of securities of companies which appear to have good
prospects for superior earnings growth.   In order to achieve its growth
objective, the Aggressive Fund will often invest in small capitalization companies which the Adviser believes may have higher growth rates than larger companies. There can be no assurance that these objectives will be achieved since all investments are subject to risk in varying degrees. Such investment policies can be changed by the Board of Trustees of the Trust.

It is a policy of the Aggressive Fund, which may not be changed without approval of a majority of the outstanding voting securities of the Aggressive Fund, to diversify its investments and not to concentrate its assets in any one industry. Diversification and non-concentration tend to reduce, though they do not eliminate, the market risk inherent in all securities. At the same time they broaden investment opportunities.

The Aggressive Fund is not restricted to investment in companies of any particular size, and it will often invest in smaller growth companies as well as established companies. The securities of smaller companies may be subject to more volatile market movements and greater risk than the securities of more established companies. The Adviser believes that proper diversification will tend to ameliorate the higher volatility. The Fund does not usually invest in stocks which are not listed on an exchange or on the NASDAQ National Market System.

It is the general policy of the Aggressive Fund to remain fully invested in common stocks. However, under certain circumstances, investments may be made in other types of securities such as convertible bonds, preferred stocks, American Depository Receipts, futures and options. There may also be times when, in order to protect and preserve the assets of the Aggressive Fund, the Adviser may hold significant portions of the Aggressive Fund's assets in cash, money market funds or short-term U.S. Treasury securities, or make investments in those industries which will best afford such protection.

OTHER INVESTMENT POLICIES


Neither Fund may invest an amount which exceeds 5% of the value of its total assets in the securities of any one issuer. This restriction does not apply to holdings of U.S. Government securities. In no event will more than 25% of either Fund's assets be invested in any one industry (other than the U.S. Government).



The Funds do not trade actively for quick profits; however, changes are made in the portfolios whenever such action appears desirable to the Adviser. During periods of broad economic growth, emphasis is placed on seeking investments in leading companies in those industries that are expected to lead the expansion. During periods when the economy is sluggish, emphasis is placed on seeking to invest in companies selected because of their individual prospects for improved earnings. The Adviser has approached these decisions with essentially the point of view of long-term investing but securities may occasionally be sold for investment reasons even though they have been held for short periods. Therefore, there may be a limited number of short term transactions. This flexibility gives the Adviser freedom to adjust the Funds' portfolios to changing business conditions. Because of this policy, it is anticipated that the annual portfolio turnover will normally be in the range of 25% to 75% for the Growth Fund and 25% to 100% for the Aggressive Fund. A 50% turnover rate would occur, for example, if half of the value of a Fund's portfolio were replaced in a period of one year. The rate of portfolio turnover for the Funds for the most recent years and for prior years appears in the table of Financial Highlights above. Brokerage costs to the Funds are normally commensurate with the rate of activity in the portfolios. The investor should consider the tax consequences of these policies as discussed in the section "Distribution and Taxes" below.

Maintaining the purchasing power of the capital of the Funds is an important consideration of management in the determination of investment policy, but there can be no assurance that investors in the Funds will be protected from the effects of inflation. The principal risk factor generally attendant to investment in an investment company with investment policies and objectives similar to those of the Funds is the market risk inherent in investment in the underlying securities in which the Funds invest. An additional risk factor peculiar to investment in the Funds arises from the fact that long-term growth is sought by the Funds at the possible expense of short-term profits.

COMMON STOCKS. Investments in common stocks have over the long term provided returns superior to those achieved through investment in bonds or money market instruments. However, in the short to intermediate term, returns can vary substantially from year to year and it is probable that there will be periods when the net asset value of the Funds will decline. Diversification and temporary reserves can be expected to reduce the risks inherent in investing in common stocks but will not eliminate such risk. Accordingly, investors should be prepared and able to maintain their investment in the Fund during periods when the market declines.

FOREIGN INVESTMENTS. Each Fund may invest up to 20% of its assets, either directly or indirectly through investments in American Depository Receipts ("ADRs") and closed-end investment companies, in securities issued by foreign companies wherever organized.

ADRs are receipts issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. ADRs may be listed on a national securities exchange or may trade in the over-the-counter market. ADR prices are denominated in United States dollars; the underlying security may be subject to foreign government taxes which would reduce the yield on such securities. ADRs may be sponsored by the foreign issuer or may be unsponsored (organized independently from the foreign issuer). Available information regarding the foreign securities underlying unsponsored ADRs may not be as current as for sponsored ADRs, and the prices of unsponsored ADRs may be more volatile.

Securities of closed-end investment companies investing in foreign securities may be acquired by the Funds within the limits prescribed by the Investment Company Act of 1940. Each Fund currently intends to limit such investments so that, immediately after such investment: (a) not more than 5% of the value of its total assets will be invested in the securities of any one investment company; (b) not more than 10% of the value of its total assets will be invested in the aggregate in securities of investment companies as a group; and (c) not more than 3% of the outstanding voting stock of any one investment company will be owned by each of the Funds. The Funds will invest in closed-end investment companies only in furtherance of their investment objectives. Growth in appreciation and dividends in foreign markets sometimes occurs at a faster rate than in domestic markets. The ability of the Funds to invest in closed-end investment companies that invest in foreign securities provides, indirectly, greater variety and added expertise with respect to investments in foreign markets than if the Funds invested directly in such markets. Such companies themselves, however, may have policies that are different from those of the Funds and will bear management and other expenses of the same type as those paid by the Funds that may be greater or lesser in amount than those paid by the Funds. No adjustments will be made to the advisory fee with respect to assets of the Funds invested in such investment companies.

Investing in securities issued by companies whose principal business activities are outside the United States may involve significant risks not present in domestic investments. For example, there is generally less publicly available information about foreign companies, particularly those not subject to the disclosure and reporting requirements of the United States securities laws. Foreign issuers are generally not bound by uniform accounting, auditing and financial reporting requirements comparable to those applicable to domestic issuers. Investments in foreign securities also involve the risk of possible adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, political or financial instability or diplomatic and other developments which could affect such investments. Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States. The extent to which the Funds will be invested in foreign companies will fluctuate from time to time within the 20% limitation stated above depending on the Adviser's assessment of prevailing market, economic and other conditions.

HEDGING AND INCOME ENHANCEMENT STRATEGIES. In addition to its investments in securities, each Fund may buy and sell stock and stock index options, stock index and foreign currency futures contracts, and options on futures with respect to all or a portion of its assets. Transactions in such options and futures contracts may afford the Funds the opportunity to hedge against a decline in the value of securities they own, may provide a means for the Funds to generate additional income on their investments or may provide opportunities for capital appreciation. The Funds may also purchase and sell stock index futures contracts and options to manage cash flow and to attempt to remain fully invested in the stock market. Although the Funds have no specific fundamental limitations on their ability to engage in options and futures contracts, they do not use options or futures contracts for speculative purposes. The Funds may engage in additional hedging techniques as new techniques become available.

OPTIONS TRANSACTIONS. Each Fund may write covered put and call options on stocks and stock indexes to attempt to increase the return on its investments through the receipt of premium income. Each Fund also may write put options and purchase call options on stocks and stock indexes to increase its exposure to the stock market when the Fund has cash from new investments or holds a portion of its assets in money market instruments or to protect against an increase in prices of securities it intends to purchase. When a Fund wishes to sell securities because of shareholder redemptions or to protect the value of securities it owns against a decline in market value, it may write call options and purchase put options.

A call option gives the purchaser, in return for payment of the option premium (the option's current market price), the right to buy the option's underlying security at a specified exercise price at any time during the term of the option. The writer of a call option, who receives the premium, assumes the obligation to deliver the underlying security against payment of the exercise price at any time the option is exercised. A put option is a similar contract that gives the purchaser of the option, in return for the premium paid, the right to sell the underlying security at a specified exercise price at any time during the term of the option. The writer of the put receives the premium and assumes the obligation to buy the underlying security at the exercise price whenever the option is exercised. The premium paid for purchasing an option reflects, among other things, the relationship of the exercise price to the market price and volatility of the underlying security, the remaining term of the option, supply and demand and interest rates. Each Fund intends to limit the aggregate value of the securities underlying the calls or obligations underlying the put options to no more than 25% of its net assets taken at market value, determined as of the date the options are written. All options, whether written or purchased, will be listed on a national securities exchange and issued by the Options Clearing Corporation.


Call options written by a Fund are "covered" if the Fund owns the call options' underlying securities or have an absolute and immediate right to acquire those securities without the payment of additional consideration (or upon payment of additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities they own. A call option written by a Fund is also covered if the Fund owns, on a share-for-share basis, call options on the same securities whose exercise price are equal to or less than the calls written, or greater than the exercise prices of the calls written if the differences are maintained by the Fund in cash or liquid securities in a segregated account with its custodian. Put options written by a Fund are "covered" if the Fund maintains cash or liquid securities with a value equal to the put options' exercise prices in segregated accounts with the Trust's custodian, or else own, on a share-for-share basis, put options on the same securities whose exercise prices are equal to or greater than the puts written. Securities held by a Fund to cover options may not be sold so long as the Fund remains obligated under the options, unless the securities are replaced by other appropriate securities.


A stock index assigns relative value to the common stocks included in the index (for example, the Standard & Poor's 500 or the New York Stock Exchange Composite Index), and the stock index fluctuates with changes in the market value of such stocks. An option on an index gives the holder the right, in return for the premium paid, to require the writer to pay cash equal to the difference between the closing price of the index and the exercise price of the option, times a specified multiplier. No actual delivery of the stocks underlying the index is made.

FUTURES TRANSACTIONS AND OPTIONS ON FUTURES. Each Fund may purchase and sell stock index and foreign currency futures contracts (as well as purchase and sell related options on such futures contracts) as a hedge against changes resulting from market conditions and exchange rates in the values of the domestic and foreign securities held by the Fund or which it intends to purchase and where the transactions are economically appropriate for the reduction of risks inherent in the ongoing management of the Fund. A stock index futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the stock index value at the close of the last trading day of the contract and the price at which the futures contract is originally struck. No physical delivery of the underlying stocks in the index is made. A foreign currency futures contract creates an obligation on one party to deliver, and a corresponding obligation on another party to accept delivery of, a stated quantity of a foreign currency, for an amount fixed in United States dollars. The Funds may purchase and sell foreign currency futures contracts as a hedge against changes in currency exchange rates when the Funds are invested in the securities of foreign issuers.

A Fund may not purchase or sell futures contracts and related options unless immediately after any such transaction, the aggregate initial margin that is required to be posted by the Fund under the rules of the exchange on which the futures contract ( or futures option) is traded, plus any premium paid by the Fund on its open futures options positions, does not exceed 5% of the Fund's total assets, after taking into account any unrealized profits and losses on the Fund's open contracts and excluding the amount that a futures option is "in the money" at the time of purchase. (An option to buy a futures contract is "in the money" if the then current purchase price of the contract that is subject to the option exceeds the exercise or strike price; an option to sell a futures contract is "in the money" if the exercise or strike price exceeds the then current purchase price of the contract that is the subject of the option.)

RISKS INHERENT IN TRANSACTIONS IN OPTIONS AND FUTURES CONTRACTS. In selecting futures contracts and options for the Funds, the Adviser will assess such factors as current and anticipated stock prices and interest rates, the relative liquidity and price levels in the options and futures markets compared to the securities markets, and the Funds' cash flow and cash management needs. If the Adviser judges these factors incorrectly, or if price changes in a Fund's futures or options positions are not well correlated with its other investments, use of the futures contracts and options may leave the Fund in a worse position than if it had not used these strategies. Other risks inherent in the use of options, foreign currency and stock index futures contracts and options on futures contracts include the fact that skills needed to use these strategies are different from those needed to select portfolio securities, the imperfect correlation between movements in the price of the options and futures contracts and movements in the price of the securities or currencies which are the subject of the hedge, the possible absence of a liquid secondary market for any particular instrument at any time and the possible need to defer closing out certain hedged positions to avoid adverse tax consequences.

CURRENCY EXCHANGE CONTRACTS. The AggressiveFund may enter into currency exchange contracts (agreements to exchange dollars for foreign currencies at a future date) to manage exchange rate risk. Currency exchange contracts allow the Adviser to hedge the Fund's foreign investments against adverse exchange rate changes. Successful currency hedging depends upon the Adviser's ability to predict foreign currency values. A currency exchange contract will tend to offset both positive and negative currency fluctuations but will not offset other changes in the value of the Aggressive Fund's foreign investments. The Aggressive Fund does not and will not use currency exchange contracts for speculative purposes.

MANAGEMENT OF THE FUNDS

ORGANIZATION OF THE TRUST

The Trust is organized as a Delaware business trust. Each Fund is a series of the Trust and each Fund's shares are beneficial ownership interest of the respective Fund. Shareholders of the Funds have rights and privileges similar to those of corporate shareholders.

The Fund does not intend to hold annual meetings except as required by the Investment Company Act of 1940. Each share outstanding on the record date has one vote (with proportional voting for fractional shares). Shareholders will vote in the aggregate and not by Fund except as otherwise required by law or when the Board of Trustees determines that a matter to be voted on affects only the interest of a particular Fund. The holders of two-thirds of the outstanding shares of the Trust may remove a Trustee at a shareholder meeting called by written request of the holders of at least 10% of the outstanding shares of the Trust.

Prior to November 1, 1998, the Funds were organized as individual Delaware corporations. The Aggressive Fund and the Growth Fund were originally organized on October 1, 1956 and November 13, 1958, respectively.

BOARD OF TRUSTEES


The overall management of the business of the Funds is vested with the Board of Trustees. The Board of Trustees approves all significant agreements between the Trust and persons or companies furnishing services to the Funds, including the Trust's agreements with its investment adviser, administrator, transfer agent, custodian and dividend disbursing agent. The day-to-day operations of the Funds (apart from the Adviser's duties as investment adviser) are delegated to the administrator of the Funds, subject always to the objectives and policies of the Funds and the general supervision of the Board of Trustees.


INVESTMENT ADVISER

Stonebridge Capital Management, Incorporated, 1801 Century Park East, Suite 1800, Los Angeles, California 90067, is retained as the Adviser to the Funds pursuant to written Investment Advisory Agreements (the "Agreements"). The Agreements were approved by the Board of Trustees on August 25, 1998.

The Agreements require the Adviser to supervise the investment of the assets of the Funds, and place orders with securities broker/dealers for the purchase or sale of securities on behalf of the Funds, subject to the policies and controls of the Board of Trustees. In doing so, the Adviser is to obtain and evaluate information, reports and studies, some or all of which may be provided to the Adviser by the securities broker/dealers that execute securities transactions for the Funds, for which their compensation may consist solely of the brokerage commissions paid by the Funds.

As a consideration for furnishing such services, the Agreements provide that the Adviser will receive advisory fees paid monthly based on an annual rate of 0.75% of the Growth Fund's average daily net assets and 1.00% of the Aggressive Fund's average daily net assets. The Adviser has agreed that it will limit the overall annual expenses of the Growth Fund to 1.50% of average net assets and of the Aggressive Fund to 2.90% of average annual net assets for the current fiscal year and all future fiscal years through October 31, 2002; any unreimbursed Fund expenses borne by the Adviser in any fiscal year pursuant to this limitation will be reimbursed to the Adviser at any year in the future if, after the reimbursement, the expenses of the Growth or Aggressive Fund for such year are less than 1.50% and 2.90%, respectively, of its average net assets.

During the following respective fiscal years of the predecessors of the Funds, the Adviser received fees in the following amounts:


                                           November 30,
                                 1997          1996           1995
                                 ----          ----           ----
Growth Fund
    Total                     $173,492       $101,700       $97,356
    % of Net Assets                .41%           .30%          .30%


                                            October 31,
                                1997           1996          1995
                                ----           ----          ----
Aggressive Fund
    Total                     $33,293        $25,253        $17,491
    % of Net Assets               .60%           .50%           .50%

The Agreements provide that they will remain in force and effect with respect to each Fund for two years and thereafter from year to year so long as such continuances are approved at least annually by the Board of Trustees or by a majority of the outstanding voting securities of the Fund, but in either event they must be approved by a majority of the Trustees who are not parties to the Agreements or interested persons of any such party. The Agreements also provide that they may be terminated without penalty with respect to each Fund at any time by the Board of Trustees or by vote of a majority of the Fund's outstanding voting securities or by the Adviser upon sixty days written notice and that the Agreements will terminate automatically in the event of their assignment.

The Adviser is owned by seven of its employees. Richard C. Barrett, Chairman of the Board and Vice President of the Fund and President of the Adviser, has been primarily responsible for the day-to-day management of Growth Fund and its predecessor since 1994. Charles Woodhouse, President of the Fund, has been primarily responsible for the day-to-day management of the Aggressive Fund and its predecessor since July 1998. Although the organizational arrangements of the Adviser do not require that all investment decisions be made by committee, it is the practice of the Adviser to make such decisions by committee.

ADMINISTRATOR


ALPS Mutual Funds Services, Inc., 370 17th Street, Suite 3100, Denver, Colorado 80202, ("ALPS") has been the Administrator of the Trust and its predecessor since 1997 pursuant to a written Administration Agreement ("Administration Agreement"). The Administration Agreement was approved by the Board of Trustees on August 25, 1998.


The Administration Agreement provides that ALPS will supervise and manage the business of the Funds subject to the direction and control of the officers and Trustees of the Trust. This responsibility requires that

ALPS provide certain services and facilities including, but not limited to, the services of an administrator for the Funds and other personnel required by the Funds, office space, furniture, equipment, supplies, files and records, supervision of the maintenance of the books and records of the Funds, and the supervising of the relationship between the Trust and its shareholders, custodian, fund accounting agent, transfer agent and others, including the preparation of registration statements and proxy material.

The Administration Agreement provides that it will remain in force and effect until July 31, 2000 and will continue thereafter from year to year provided that its continuance is specifically approved at least annually by a majority of the Trustees. The Administration Agreement may be terminated for cause during its initial term and thereafter may be terminated without penalty at any time by the Trustees or by the Administrator upon ninety days written notice.

As consideration for furnishing such administration services, the Administration Agreement provides that ALPS will receive a monthly management fee at the annual rate of .10% of the average daily net assets of each Fund up to $250,000,000 and
 .075% of the average daily net assets of each Fund in excess of $250,000,000. At all times ALPS' fee will be no less than $6,250 per month per Fund.

THE DISTRIBUTOR

ALPS Mutual Funds Services, Inc. 370 17th Street, Suite 3100, Denver, Colorado 80202 serves as the Distributor and principal underwriter of the Funds' shares without compensation and bears the expense of distribution of the shares of the Funds.

THE CUSTODIAN

The Funds' Custodian is Fifth Third Bank, Fifth Third Center, Cincinnati, Ohio 45263.

THE TRANSFER AGENT


The Funds' transfer agent and dividend disbursing agent is National Financial Data Services, 330 West 9th Street, Kansas City, Missouri 64105.



REPORTS TO SHAREHOLDERS

The Trust will send a statement of account to all shareholders quarterly and a confirmation after every transaction that affects share balance or account registration with the exception of automatic investment plan transaction and dividend reinvestment transactions. These transactions are reflected on a statement which is sent to shareholders on a quarterly basis. A statement with tax information will be mailed to all shareholders by January 31 of each year and filed with the Internal Revenue Service.

Each year, the Trust will send an annual and a semi-annual report to all shareholders. The annual report includes audited financial statements and a list of portfolio securities as of the fiscal year end. The semi-annual report includes unaudited financial statements for the first six months of the fiscal year, as well as a list of portfolio securities at the end of the period. Investors should read these materials carefully to help understand investments in the Funds. Accounts opened through qualified broker/dealers, banks or other institutions ("Service Organizations") may receive certain reports, including account statements directly from the Service Organization. For more information see section "General Account Policies" in this prospectus.

--------------------------------------------------------------------------------
  Confirmations               The Trust will mail to shareholders a transaction
                              report any time shares are purchased, redeemed or
                              exchanged.
--------------------------------------------------------------------------------
  Quarterly Confirmations     At the end of each calendar quarter the Trust will
                              send to shareholders a transaction report to show
                              the year-to-date activity in their account.
--------------------------------------------------------------------------------
  Financial Statements        The Trust will mail to shareholders a semi-annual
                              report in June and an audited annual report in
                              December of each year.  These reports include each
                              Fund's financial statements and a list of
                              portfolio securities at the end of the period.
--------------------------------------------------------------------------------
  Tax Statements              The Trust will mail to shareholders FORM 1099-DIV
                              and/or 1099-B in January for any dividends
                              shareholders received or redemptions in their
                              account.  In addition, other tax forms will be
                              sent to shareholders as required by the Internal
                              Revenue Service. All tax forms are filed with the
                              Internal Revenue Service.
--------------------------------------------------------------------------------
  Prospectus                  The Trust will mail an updated prospectus to
                              shareholders in February
                              or as updated.
--------------------------------------------------------------------------------

Duplicate mailings of Fund materials to shareholders who reside at the same address may be eliminated.


DISTRIBUTIONS AND TAXES

TAX QUALIFICATION OF THE FUNDS


Each Fund has qualified and intends to continue to qualify and elect to be taxed as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In any fiscal year in which a Fund so qualifies and distributes at least 90% of its taxable net investment income, the Fund will be relieved of Federal income tax on the net investment income and net realized capital gains distributed to shareholders. One of the requirements a Fund must meet in order to qualify under Subchapter M as a regulated investment company is that at least 90% of the Fund's gross income be derived from certain sources, which include dividends, interest, payments with respect to securities, loans and gains from the sale or other disposition of stock or securities. In addition the Fund must meet certain asset diversification requirements.

DISTRIBUTIONS

The Funds' income from dividends and interest and any net realized short-term capital gains is paid to shareholders as income dividends each December. The Funds realize capital gains whenever they sells securities for a higher price than they paid for them. Net realized medium-term and long-term gains are paid to shareholders as capital gain dividends each December. A dividend will reduce the net asset value of a Fund share by the amount of the dividend.

Net investment income and net short-term capital gains distributed by the Fund, if any, will be taxable to shareholders as ordinary income whether received in cash or additional shares. Any net long-term capital gains realized by the Fund, and distributed, will be taxable to shareholders as long-term capital gains regardless of the length of time investors have held their shares.

A 4% non-deductible excise tax is imposed on a regulated investment company which fails to distribute to its shareholders a specified amount of its taxable ordinary income and capital gains during a calendar year.

Dividends from net investment income are taxable to the shareholders as ordinary income and are generally eligible, in the case of corporations, for the 70% deduction for corporate shareholders provided by the Code. Capital gains distributions do not qualify for such exclusion. For the predecessors of the Growth Fund, 100% of the dividends paid for fiscal year end November 30, 1997 was eligible for such exclusion. For the predecessors of the Aggressive Fund there were no dividends paid from investment income for the year ended October 31, 1997.

Shareholders who are citizens or residents of the United States pay federal taxes at capital gains rates on long-term capital gains which are distributed to them, whether or not reinvested in the Funds, and regardless of the period of time that such shares have been owned by the shareholders. Advice as to the tax status and amount of each year's dividends and distributions will be mailed annually.

The Funds may be required to withhold for Federal income taxes 31% of distributions payable to shareholders who fail to provide the Trust with their correct taxpayer identification numbers or make required representations, or who have been notified by the Internal Revenue Service they are subject to back-up withholding. Corporate shareholders, and other shareholders specified by the Code, are exempt from back-up withholding.

HOW TO INVEST

This section tells you how to purchase, exchange and redeem shares of the Funds. It also explains various services and features offered in connection with your account. Please call 1-800-639-3935 to speak with a Shareholder Services Representative if you have any questions or need information. ALPS Mutual Funds Services, Inc. is the distributor for the Funds and its principal office is located at 370 17th Street, Suite 3100, Denver, CO 80202.

HOW TO OPEN AND ADD TO YOUR ACCOUNT

You may open an account and purchase shares of the Funds by completing an Account Application and returning it to Stonebridge Funds with your check made payable to the applicable Fund. You may obtain an Account Application by calling 1-800-639-3935.

TO OPEN AN ACCOUNT

By Mail Send a completed Account Application and a check or money order payable in U.S. dollars and drawn on a bank located in the U.S. to Stonebridge Growth Fund or Stonebridge Aggressive Growth Fund, P.O. Box 419247, Kansas City, MO 64141-9247.

In Person           Bring your completed Account Application and a check or
                    money order payable in U.S. dollars and drawn on a bank located in the U.S. to Stonebridge Growth Fund or Stonebridge Aggressive Growth Fund, 370 17th Street, Suite
                    3100, Denver, CO  80202.

Automatically       Complete the Automatic Investment Plan Section of your new
(from your bank     Account Application or Account Options form to have money
 account)           automatically withdrawn from your bank account ($100 minimum per transaction), and return it to Stonebridge Funds, P.O.
                    Box 419247, Kansas City, MO 64141-9247.

By Wire             Call 1-800-639-3935 to receive wiring instructions.

TO ADD TO AN ACCOUNT

By Mail Send a check or money order payable in U.S. dollars and drawn on a bank located in the U.S. to Stonebridge Growth Fund or Stonebridge Aggressive Growth Fund, P.O. Box
                    419247, Kansas City, MO 64141-9247. Specify your account number and the name of the Funds in which you are investing.

In Person           Bring your check or money order payable in U.S. dollars and drawn on a bank located in the U.S. to Stonebridge Growth
                    Fund or Stonebridge Aggressive Growth Fund, 370 17th Street,
                    Suite 3100, Denver, CO  80202.

Automatically       Complete an Automatic Investment Plan application to have
(from your bank     $100 or more automatically withdrawn from your bank account
 account)           monthly.  Call 1-800-639-3935 to receive an
                    application.

By Wire             Call 1-800-639-3935 to receive wiring instructions.


MINIMUM INVESTMENTS                                     GROWTH FUND   AGGRESSIVE FUND
To open a new account                                       $1,000         $250
To open a new retirement or certain other accounts          $1,000         $250
To open a new account with an Automatic Investment Plan         $0           $0
To add to any type of an account                              $100         $250


The minimum investment requirements do not apply to reinvested dividends, purchases by Service Organizations acting on behalf of their customers, officers, trustees, directors, employees and retirees of the Trust, Investment Adviser, Administrator or any direct or indirect subsidiary, or any spouse, parent or child of any of these persons.

Please note: Third-party checks will not be accepted for the purchase of shares of the Funds. The Trust reserves the right to suspend the continuing offering of shares and to reject any purchase order in its sole discretion.

HOW TO EXCHANGE FUND SHARES

You may exchange shares of either Fund for shares of the other Fund. Exchanges must be for at least $1,000 in value per transaction into the Growth Fund and $250 in value per transaction into the Aggressive Fund. For further information on the exchange privilege, please call a Shareholder Services Representative at 1-800-639-3935.

The Trust may modify or terminate the exchange privilege, but will not materially modify or terminate it without giving shareholders 60 days' notice.

By Telephone   Call 1-800-639-3935, and give the account name, account number, name of Fund and amount of exchange.

By Mail Send a written request to: Stonebridge Funds, P.O. Box 419247, Kansas City, MO 64141-9247.

               Your written request must:

               - be signed by each account owner
               - state the number or dollar amount of shares to be exchanged
               - include your account number or tax identification number


HOW TO REDEEM FUND SHARES

Any sale, exchange, or change in registration may result in a taxable gain or loss reported to you and the IRS.


You may redeem your shares on any business day. If you have any questions about redeeming your shares, please call a Shareholder Services Representative at 1-800-639-3935. Your shares will be redeemed at the current-day closing price if you call before the close of the New York Stock Exchange ("NYSE")
(normally, 4:00 p.m. Eastern Time on a business day). Otherwise, you will receive the closing price on the next business day. Redemption proceeds generally will be sent by check to the shareholder(s) of record at the address of record within 7 days after receipt of a valid redemption request.


If you have authorized the wire redemption service, your redemption proceeds will be wired directly into your designated bank account, normally within 3 business days after receipt of a valid redemption request. A wire fee of $10 will be added to your redemption request.


Payment may be postponed or the right of redemption suspended at times when the NYSE is closed for other than customary weekends and holidays, when trading on an exchange is restricted, when an emergency exists as a result of which disposal by a Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or during any other period when the Securities and Exchange Commission, by order, so permits.

If you have selected the Systematic Withdrawal Plan, your redemption proceeds will be electronically transferred to your designated bank account within 7 days after withdrawal on approximately the 20th day of the month.

If the shares being redeemed were purchased by check, telephone or through the Automatic Investment Program, the Funds may delay the mailing of your redemption check for up to 15 days from the day of purchase to allow the purchase check to clear.

Back-up withholding is deducted if your account has no tax identification number or an incorrect tax identification number. In this situation, the Fund must remit 31% of redemption proceeds and dividend distributions to the IRS as an advance tax payment. Back-up withholding should not apply if your provided your tax identification number on your account application or on IRS Form W-9.

The Funds have filed an election pursuant to Rule 18f-1 under the Investment Company Act of 1940 which provides that a Fund is obligated to redeem shares solely in cash up to $250,000 or 1% of the Fund's net asset value, whichever is less, for any one shareholder within a 90-day period. Any redemption beyond this amount may be made in proceeds other than cash.

By Telephone        Call 1-800-639-3935 and give the account name, account
                    number, name of Fund and amount of redemption ($1,000 minimum). (Available only if you check the appropriate box on the Account Application).

                    If you do not have and would like to add the telephone redemption feature, send a written request to Stonebridge Funds, P.O. Box 419247, Kansas City, MO 64141-9247. The request must be signed (and signatures guaranteed) by each account owner. The Trust may impose a dollar limit on telephone redemptions. (Not available for retirement accounts).

In Person           During normal business hours, bring your written request to:
                    Stonebridge Funds
                    370 17th Street
                    Suite 3100
                    Denver, CO  80202

By Mail Send a written request to Stonebridge Funds, P.O. Box 419247, Kansas City, MO 64141-9247.

                    Your written request must:
                    - be signed by each account owner; a signature guarantee is
                      required for any   redemption over $10,000 or any
                      redemption being mailed to any address or payee other than that which is on record;
                    - state the number or dollar amount of shares to be
                      redeemed;
                    - include your account number and tax identification number.

By Wire Call 1-800-639-3935 or write Stonebridge Funds, P.O. Box 419247, Kansas City, MO 64141-9247. You will need to provide account name and number, name of Fund and amount of redemption ($1,000 minimum per transaction if made by wire).

                    If you have already opened your account and would like to have the wire redemption feature, send a written request to Stonebridge Funds, P.O. Box 419247, Kansas City, MO 64141-9247. The request must be signed (and signatures guaranteed) by each account owner.

                    The Trust charges a fee of $10 for wire transfers which is added to any redemption (your proceeds are reduced by $10 in the event there is an insufficient amount remaining). In addition, your bank may charge a fee for receiving a wire.

By Systematic       Request monthly or quarterly withdrawals of $50 or more in
Withdrawal          multiples of $10.  Participation requires $10,000 in the
                    Fund. See discussion in "General Account Policies".


GENERAL ACCOUNT POLICIES

ACCOUNTS OPENED THROUGH A SERVICE ORGANIZATION

You may purchase or sell Fund shares through an account you have with Stonebridge Capital Management or through a Service Organization. Your Service Organization may charge transaction fees on the purchase and/or sale of your shares and may require different minimum initial and subsequent investments than the Funds require. Service Organizations may also impose charges, restrictions, transaction procedures or cut-off times different from those applicable to shareholders who invest in the Funds directly.

A Service Organization may receive fees from Stonebridge Capital Management for providing services to the Funds or their shareholders. Such services may include, but are not limited to, shareholder assistance and communication, transaction processing and settlement, account set-up and maintenance, tax reporting and accounting.

In certain cases, a Service Organization may elect to credit against the fees payable by its customers all or a portion of the fees received from Stonebridge Capital Management with respect to their customers' assets invested in the Funds. The Service Organization, rather than you, may be the shareholder of record of your shares. The Funds are not responsible for the failure of any Service Organization to carry out its obligations to its customers.

ADDRESS CHANGES

To change the address on your account, call 1-800-639-3935 or send a written request signed by all account owners. Please include:

          - Name of the Fund
          - Account number(s)
          - Name(s) on the account
          - Both the old address and new addresses.

Certain options may be suspended for 30 days following an address change unless a signature guarantee is provided.

DISTRIBUTIONS

When you open an account, you must specify on your Account Application whether you want to receive your distributions in cash. Otherwise, all distributions will be reinvested. You may change your distribution option at any time by writing or calling 1-800-639-3935.

Prior to purchasing shares of a Fund, the impact of dividends or capital gains distributions which have been declared but not paid should be carefully considered. Any such dividends or capital gains distributions paid to an investor shortly after the purchase of shares by the investor will have the effect of reducing the per share net asset value of the shares by the amount of the dividends or distributions. All or a portion of such dividends or distribution, although in effect a return of capital, is subject to taxes, which may be at ordinary income tax rates.

EXPRESS MAIL

You may request many of the above transactions via express mail to


        Stonebridge Funds
        330 West 9th Street
        Kansas City, MO 64105


Note: Redemptions will not be delivered via express mail. To expedite delivery, your redemption proceeds may be sent via automated clearing house or wire (fees are charged by the Fund, and, may be charged by your financial institution). Please see redemption section above.

INVOLUNTARY REDEMPTIONS


The Trust reserves the right to close an account if the shareholder is deemed to engage in activities which are illegal or otherwise believed to be detrimental to the Trust. In the case of activity believed to be detrimental to the Trust, we will provide written notice to you or your Service Organization representative prior to closing your account.


PRICE OF FUND SHARES

All purchases, redemptions and exchanges will be processed at the net asset value ("NAV") next calculated after your request and payment, if required, are received by the transfer agent in proper form. The Funds' NAV is determined by the Administrator as of the close of regular trading on the New York Stock Exchange (the "NYSE"), normally 4:00 p.m. (Eastern time), on each day that the NYSEis open.

In order to receive a day's price, your order must be received by the transfer agent by the close of regular trading on the NYSE on that day. If not, your request will be processed at the Fund's NAV at the close of regular trading on the next day. To be in proper form, your order must include your account number and must state the Fund shares you wish to purchase, redeem or exchange.

In the case of participants in certain employee benefit plans investing in a Fund, purchase orders will be processed at the NAV next determined after the Service Organization acting on their behalf receives the purchase order.

Each Fund's NAV is calculated by dividing the total value of its investments and other assets, less liabilities, by the total number of Fund shares outstanding. The Funds' investments are valued at market value or, when market quotations are not readily available, at fair value as determined in good faith by or under the direction of the Board of Trustees. Debt securities with maturities of 60 days or less are valued at amortized cost, which generally equals market value.

REDEMPTION OF LOW BALANCE ACCOUNTS

If your account balance falls below $1,000 in the Growth Fund and $250 in Aggressive Fund as a result of redemption, a letter will be sent advising you to either bring the value of the shares held in the account up to the minimum or to establish an automatic investment that is the equivalent of at least $100 per month. If the action is not taken within 90 days after notice, your account may be closed and the proceeds sent to you at the address of record. The Trust reserves the right to increase investment minimums.

REGISTRATION CHANGES

To change the name on an account, the shares are generally transferred to a new account. In some cases, legal documentation may be required. Registration changes may involve a change in ownership which may result in a taxable gain or loss reported to you and the IRS.

SYSTEMATIC CASH WITHDRAWAL PLAN

A shareholder owning $10,000 or more shares of a Fund at net asset value may establish a Systematic Cash Withdrawal Plan (a "Withdrawal Plan") with respect to the Fund upon completion of an authorized form. Qualified participants may receive monthly or quarterly checks of $50 or more in multiples of $10 as they choose. The redemption is made on the 20th day of the month and payment is made within seven days thereafter.

These payments are drawn from shares redeemed from the shareholder's account to meet the payment amounts requested. If redemptions exceed dividends and capital gains distributions, participants will eventually deplete their investments, particularly if the net asset value of the Fund decreases. A systematic withdrawal participant may stop receiving payments at any time, and resume them at any time thereafter. The Trust reserves the right to cancel any Withdrawal Plan.

Under this program, all dividends and capital gains distributions are reinvested. Amounts paid to shareholders should not be considered income. No particular amount of periodic or quarterly payments is recommended. An authorization form may be obtained from the Trust at 1-800-639-3935.




SIGNATURE GUARANTEE

A signature guarantee assures that a signature is genuine. The signature guarantee protects shareholders from unauthorized transfers. A signature guarantee is not the same as a notarized signature. You can obtain a signature guarantee from a bank or trust company, credit union, broker, dealer, securities exchange or association, clearing agency or savings association.

The guarantee must be an ink stamp or medallion that states "Signature(s) Guaranteed" and must be signed in the name of the guarantor by an authorized person with that person's title and the date. The Trust may reject a signature guarantee if the guarantor is not a member of or participant in a signature guarantee program. Call your financial institution to see if they have the ability to guarantee a signature.

TO PROTECT YOUR ACCOUNTS FROM FRAUD, THE FOLLOWING TRANSACTIONS WILL REQUIRE A SIGNATURE GUARANTEE*:

     - Transferring ownership of an account.
     - Redemption check is more than $10,000.
     - Redemption check is being mailed to an address other than the address of record
     - Redemption check is being mailed to an address which has been changed within the last 30 days of the redemption request without a signature guarantee.


*The Trust reserves the right to require a signature guarantee under certain other circumstances.


TELEPHONE TRANSACTIONS

You may choose to initiate certain transactions by telephone subject to your authorization. The Funds and their agents will not be responsible for any losses resulting from unauthorized transactions when procedures designed to verify the identity of the caller are followed. The Trust reserves the right to terminate or suspend telephone transaction privileges at any time and without notice. It may be difficult to reach the Funds by telephone during periods of unusual market activity. If this happens, you may redeem your shares by mail as described above.

To initiate telephone transactions, we require you to provide personal identification information including:

     - Portfolio name
     - Account number
     - Name and address exactly as registered on the account
     - Other personal identification information

                        STATEMENT OF ADDITIONAL INFORMATION


                              STONEBRIDGE FUNDS TRUST
                            370 17th Street, Suite 3100
                              Denver, Colorado  80202
                                   (800) 639-3935


--------------------------------------------------------------------------------


Stonebridge Funds Trust (the "Trust") is a no-load, open-end investment company, commonly known as a mutual fund, consisting of two series--Stonebridge Growth Fund (the "Growth Fund") and the Stonebridge Aggressive Growth Fund (the "Aggressive Fund") (collectively "the Funds"). The rules and regulations of the United States Securities and Exchange Commission (the "SEC") require all mutual funds to furnish prospective investors certain information concerning the activities of the companies being considered for investment. This information is included in a Prospectus dated November 1, 1998 (the "Prospectus"), which may be obtained without charge by writing or calling the Funds. This Statement of Additional Information is intended to furnish investors with additional information concerning the Funds.

The Prospectus and this Statement of Additional Information omit certain information contained in the Trust's registration statement filed with the SEC. Copies of the registration statement, including items omitted from the Prospectus and this Statement of Additional Information, may be inspected at the Public Reference Room of the SEC at 450 5th Street, N.W., Washington, D.C. 20549, and copies may be obtained from the SEC by paying the charges prescribed under its rules and regulations. It is also available on the SEC's internet website at http://www.sec.gov.

                                 TABLE OF CONTENTS
                                                                           PAGE


Investment Objectives and Policies . . . . . . . . . . . . . . . . . . . . .2

Management of the Trust. . . . . . . . . . . . . . . . . . . . . . . . . . .6

Investment Advisory and Other Services . . . . . . . . . . . . . . . . . . .7

Brokerage Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . .8

Redemptions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .9

Pricing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .9

Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .9

Year 2000. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

Performance Information. . . . . . . . . . . . . . . . . . . . . . . . . . 11

Individual Retirement Accounts . . . . . . . . . . . . . . . . . . . . . . 12

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . 12


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE TRUST'S PROSPECTUS, WHICH MAY BE OBTAINED BY WRITING STONEBRIDGE FUNDS, 370 17TH STREET, SUITE 3100, DENVER, COLORADO 80202, (800) 639-3935.

                                  NOVEMBER 1, 1998

INVESTMENT OBJECTIVES AND POLICIES

     Information concerning the Funds' fundamental investment objectives is set forth in the Prospectus under the heading "Objectives and Investment Policies." In order to achieve their investment objectives, the Funds invests in securities of companies which appear to have good prospects for increased earnings and dividends and they use certain other investment techniques in an effort to enhance income and reduce market risks.

OPTIONS AND FUTURES TRANSACTIONS

     The Funds intend to limit their transactions in options to writing covered call options on stocks and stock indexes, purchasing put options on stocks and on stock indexes, and closing out such options in closing transactions. The Funds intend to limit their transactions in futures contracts (contracts to purchase or sell an underlying instrument at a future date) to purchasing and selling stock index and foreign currency futures contracts, and to purchases of related options. Transactions in such options and futures contracts may afford the Funds the opportunity to hedge against a decline in the value of securities they own, may provide a means for the Funds to generate additional income on their investments, or may provide opportunities for capital appreciation.

     In purchasing futures contracts and related options the Funds will comply with rules and interpretations of the Commodity Futures Trading Commission ("CFTC"), under which the Funds are excluded from regulation as a "commodity pool operator." CFTC regulations require, among other things, that futures be used (1) solely for "bona fide hedging" purposes, as defined in CFTC regulations, and (2) other positions for the establishment of which the aggregate initial margin and option premiums (less the amount by which such options are "in the money") do not exceed 5% of a Fund's net assets (after taking into account unrealized gains and unrealized losses on any contract it has entered into). The extent to which a Fund may engage in futures transactions may also be limited by the Internal Revenue Code's requirements for qualification as a regulated investment company.

     The above limitations on the Funds' investments in futures contracts and options, and the Funds' policies regarding futures contracts and options discussed elsewhere in this Statement of Additional Information, are not fundamental policies and may be changed by the Board of Trustees without shareholder approval as regulatory agencies permit. The Funds will not modify the above limitations to increase the permissible futures and options activities without supplying additional information in a current Prospectus or Statement of Additional Information that has been distributed or made available to the Funds' shareholders.

     OPTIONS ON SECURITIES. The Funds may write covered call options on securities they own to attempt to realize, through the receipt of premium income, a greater return than would be realized on the securities alone. In return for the premium, a Fund forfeits the right to any appreciation in the value of the underlying security above the option's exercise price for the life of the option (or until a closing transaction can be effected). The Fund also gives up some control over when it may sell the underlying securities, and must be prepared to deliver the underlying securities against payment of the option's exercise price at any time during the life of the option. The Fund retains the full risk of a decline in the price of the underlying security held to cover the call for as long as its obligation as a writer continues, except to the extent that the effect of such a decline may be offset in part by the premium received.

     The principal purpose of writing a covered put option would be to realize income in the form of the option premium, in return for which a Fund would assume the risk of a decline in the price of the underlying security below the option's exercise price less the premium received. The Fund's potential profit from writing a put option would be limited to the premium received.

     When a Fund has written an option, it may terminate its obligation by effecting closing purchase transactions. This is accomplished by purchasing at the current market price an option identical as to underlying instrument, exercise price and expiration date to the option written by the Fund. The Fund may not effect closing purchase transactions, however, after it has been notified that the option it has written has been exercised. When a Fund has purchased an option it may liquidate its position by exercising the option, or by entering into a closing sale transaction by selling an option identical to the option it has purchased. There is no guarantee that closing transactions can be effected.

     A Fund will realize a profit from a closing transaction if the price at which the option is closed out is less than the premium received for writing the option or more than the premium paid for purchasing the option. Similarly, the Fund will realize a loss from closing transactions if the price at which the option is closed out is more than the premium received or less than the premium paid. Transaction costs for opening and closing options positions must be taken into account in these calculations.

     A Fund may purchase put options on securities it owns to attempt to protect those securities against a decline in market value during the term of the option. To the extent that the value of the securities declines, the Fund may may exercise the option and sell the securities at the exercise price, and thereby may partially or completely offset the depreciation of the securities. If the price of the securities do not fall during the life of the options, the Fund may lose all or a portion of the premium it paid for the put option, and would lose the entire premium if the option were allowed to expire unexercised. Such losses could, however, be offset entirely or in part if the value of the securities owned should rise.

     OPTIONS ON STOCK INDEXES. The Funds may write covered call options on stock indexes to attempt to increase the return on their investments through the receipt of premium income. The Funds will cover index calls by owning securities whose price changes, in the opinion of the Funds' investment adviser, are expected to be similar to those of the index. If the value of an index on which a Fund has written a call option falls or remains the same, the Fund would realize a profit in the form of the premium received (less transaction costs) that could offset all or a portion of any decline in the value of the securities it owns. If the value of the index rises, however, the Fund would realize a loss in its call option position, which would reduce the benefit of any unrealized appreciation of the Fund's stock investments.

     The principal reason for writing a covered put option on a stock index would be to realize income in return for assuming the risk of a decline in the index. To the extent that the price changes of securities owned by a Fund correlates with changes in the value of the index, writing covered put options on indexes would increase the Fund's losses in the event of a market decline, although such losses would be offset in part by the premium received for writing the option. The Fund would cover put options on indexes by segregating assets equal to the option's exercise price, in the same manner as put options on securities.

     The Funds may purchase put options on stock indexes to hedge their investments against declines in value. By purchasing a put option on a stock index, a Fund will seek to offset a decline in the value of securities it owns through appreciation of the put option. If the value of the Fund's investments did not decline as anticipated, or if the value of the option did not increase, the Fund's losses would be limited to the premium paid for the option. The success of this strategy will largely depend on the accuracy of the correlation between the changes in value of the index and the changes in value of the Fund's security holdings.

     STOCK INDEX AND FOREIGN CURRENCY FUTURES AND RELATED OPTIONS. The Funds may purchase and sell stock index and foreign currency futures contracts (as well as purchase related options) as hedges against changes resulting from market conditions and exchange rates in the values of the domestic and foreign securities held in the Funds or which they intend to purchase and where the transactions are economically appropriate for the reduction of risks inherent in the ongoing management of the Funds.

     The Funds will sell stock index futures contracts in order to offset a decrease in market value of its portfolio securities that might otherwise result from a market decline. A Fund may do so either to hedge the value of the portfolio as a whole, or to protect against declines, occurring prior to sales of securities, in the value of the securities to be sold. Conversely, a Fund will purchase stock index futures contracts in anticipation of purchases of securities. In a substantial majority of these transactions, a Fund will purchase such securities upon termination of the long futures positions, but a long futures position may be terminated without a corresponding purchase of securities.

     In addition, the Funds may utilize stock index futures contracts in anticipation of changes in the composition of they portfolio holdings. For example, in the event that a Fund expects to narrow the range of industry groups represented in its holdings it may, prior to making purchases of the actual securities, establish long futures positions based on a more restricted index, such as an index comprised of securities of a particular industry group. The Fund may also sell futures contracts in connection with this strategy, in order to protect against the possibility that the value of the securities to be sold as part of the restructuring of the portfolio will decline prior to the time of sale.

     No price is paid or received by a Fund upon the purchase or sale of futures contracts. Initially, the Fund will be required to deposit with a broker or in a segregated account with the Fund's custodian an amount of cash or cash equivalents, the value of which may vary but is generally equal to 10% or less of the value of the contract. This amount is known as initial margin. The nature of initial margin in futures transactions is different from that of margin in securities transactions in that futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contracts assuming all contractual obligations have been satisfied. Subsequent payments, called variation margin, to and from a broker, will be made on a daily basis as the price of the underlying instruments fluctuates making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market. For example, when a Fund has purchased a futures contract and the price of the contract has risen in response to a rise in the underlying instruments, the position will have increased in value and the Fund will be entitled to receive from the broker variation margin payments equal to the increase in value. Conversely, where a Fund has purchased a futures contract and the price of the futures contract has declined in response to decreases in the underlying instruments, the positions would be less valuable and the Fund would be required to make a variation margin payments to the broker. At any time prior to expiration of the futures contracts, the Fund's Adviser may elect to close the position by taking an opposite position, subject to the availability of a secondary market, which will operate to terminate the Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes losses or gains.

     Futures options possess many of the same characteristics as options on securities. A futures option gives the holder the right, in return for the premium paid, to assume a long positions (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true.

     Futures positions may be closed out only on an exchange or board of trade which provides a market for such futures. Although the Funds intend to purchase futures which appear to have an active market, there is no assurance that a liquid market will exist for any particular contract or at any particular time. Thus, it may not be possible to close a futures position in anticipation of adverse price movements.

     RISKS ASSOCIATED WITH FUTURES AND RELATED OPTIONS. Because of the imperfect correlation between movements in the price of a futures contract and movements in the price of the securities or currency which are the subject of the hedge, the price of the future may move more than or less than the price of the securities or currency being hedged. If the price of the future moves less than the price of the securities or currency which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities or currency being hedged has moved in an unfavorable direction, a Fund would be in a better position than if it had not hedged at all. If the price of the securities or currency being hedged has moved in a favorable direction, this advantage will be partially offset by the loss on the future. If the price of the future moves more than the price of the hedged securities or currency, the Fund will experience either a loss or gain of the future which will not be completely offset by movements in the price of the securities or currency which are the subject of the hedge. It is also possible that, where a Fund has sold futures to hedge its portfolio against a decline in the market, the market may advance and the value of securities or currency held in the Fund may decline. If this occurred, the Fund would lose money on the future and also experience a decline in value of its portfolio.

     Where futures are purchased to hedge against a possible increase in the price of securities before a Fund is able to invest its cash or cash equivalents in securities or options in an orderly fashion, it is possible that the market may decline instead; if the Fund then concludes not to invest in securities or options at that time because of concern as to possible further market decline or for other reasons, the Fund will realize a loss on the futures contract that is not offset by a reduction in the price of securities purchased.

     In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the futures and the securities or currency being hedged, the price of futures may not correlate perfectly with movement in the cash market due to certain market distortions. First, rather than meeting additional margin deposit requirements, investors may close futures contracts through off-setting transactions which could distort the normal relationship between the cash and futures markets. Second, with respect to financial futures contracts, the liquidity of the futures market depends on participants entering into off-setting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced thus producing distortions. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortion in the futures market, and because of the imperfect correlation between the movements in the cash market and movements in the price of futures, a correct forecast of general market trends or currency movements by a Fund's investment adviser may still not result in a successful hedging transaction over a short time frame. Moreover, if the Fund's adviser is incorrect in such forecasts or interest rates or other applicable factors, the Fund would be in a worse position than if it had not hedged at all. In addition, the Fund's purchase and sale of options on indexes is subject to the risks described above with respect to options on securities.

     In the event of the bankruptcy of a broker though which a Fund engages in transactions in futures contracts or options, the Fund could experience delays and losses in liquidating open positions purchased or sold through the broker, and incur a loss of all or part of its margin deposits with the broker.

SHORT SALES AGAINST THE BOX

     The Funds may from time to time make short sales of securities if at the time of the short sale they own or have the right to acquire, at no additional cost, an equal amount of the securities sold short. This investment technique is known as a "short sale against the box." While the short position is maintained, a Fund will collateralize its obligation to deliver the securities sold short in an amount equal to the proceeds of the short sale plus an additional margin amount established by the Board of Governors of the Federal Reserve (presently 10% of the market value of the securities sold short). If a Fund engages in a short sale the collateral account will be maintained by the Fund's custodian or a duly qualified subcustodian. While the short sale is open the Fund will maintain in a segregated custodial account an amount of securities equal in kind and amount to the securities sold short or securities convertible into or exchangeable for such equivalent securities at no additional cost. The Funds' Adviser currently anticipates that no more than 25% of a Fund's total assets would be invested in short sales against the box, but this limitation is a nonfundamental policy which could be changed by the Board of Trustees of the Trust.

     A Fund may make a short sale against the box when it believes that the price of a security may decline, causing a decline in the value of a security owned by the Fund (or a security convertible into or exchangeable for such security), or when the Fund wants to sell the security at a current attractive price, but also wishes to defer recognition of gain or loss for federal income tax purposes and for purposes of satisfying certain tests applicable to regulated investment companies under the Internal Revenue Code. In such a case, any future losses in the Fund's long position should be reduced by a gain in the short position. The extent to which such gains or losses are reduced would depend upon the amount of the security sold short relative to the amount the Fund owns. There will be certain additional transaction costs associated with short sales against the box, but the Funds will endeavor to offset these costs with income from the investment of the cash proceeds of short sales.

BANK CERTIFICATES OF DEPOSIT AND BANKERS' ACCEPTANCE

     Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specified merchandise, which are "accepted:" by a bank, meaning in effect that the bank unconditionally agrees to pay the face value of the instrument on maturity. Certificates of deposit and bankers' acceptances acquired by a Fund will be dollar-denominated obligations of domestic banks or financial institutions which at the time of purchase meet certain credit standards.

REPURCHASE AGREEMENTS

     Pursuant to a repurchase agreement, a Fund purchases securities and the seller agrees to repurchase them from the Fund at a mutually agreed-upon time and price. The period of maturity is usually overnight or a few days, although it may extend over a number of months. The resale price is in excess of the purchase price, reflecting an agreed-upon rate of return for the period of time the Fund's money is invested in the security. The Funds' repurchase agreements will be fully collateralized at all times in an amount at least equal to the purchase price. The instruments held as collateral are valued daily. If the seller defaults and the value of the collateral securing the repurchase agreement declines, the Fund may incur a loss. If bankruptcy proceedings are commenced with respect to the seller, realization upon the collateral by the Fund may be delayed or limited. The Funds will only enter into repurchase agreements with financial institutions and brokers and dealers which meet certain creditworthiness and other criteria.

SHORT-TERM TREASURY SECURITIES

     The Funds may invest in US Treasury bills, which mature in one year or less, have fixed interest rates, and are guaranteed by the full faith and credit of the U.S. Government.

CONVERTIBLE BONDS

     The Aggressive Fund may invest in convertible bonds, which are fixed income securities that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. Convertible bonds are senior to common stocks in an issuer's capital structure, but are usually subordinated to similar non-convertible securities. While providing a fixed income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar nonconvertible security), a convertible security also provides the investor the opportunity, through its conversion feature, to participate in the capital appreciation of the underlying common stock.

     Like other debt securities, the value of a convertible bond tends to vary inversely with the level of interest rates. However, to the extent that the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible bond will be increasingly influenced by its conversion value (the security's worth, at market value, if converted into the underlying common stock).

PREFERRED STOCKS

     The Aggressive Fund may invest in preferred stocks. Preferred stock, unlike common stock, offers a stated dividend rate payable from a corporation's earnings. Such preferred stock dividends may be cumulative or non-cumulative, participating, or auction rate. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as call/redemption provisions prior to maturity, a negative feature when interest rates decline. Dividends on some preferred stock may be "cumulative," requiring all or a portion or prior unpaid dividends to be paid before dividends are paid on the issuer's common stock. Preferred stock also generally has a preference over common stock on the distribution of a corporation's assets in the event of liquidation of the corporation, and may be "participating," which means that it may be entitled to a dividend exceeding the stated dividend in certain cases. The rights of preferred stocks on the distribution of a corporation's assets in the event of a liquidation are generally subordinate to the rights associated with a corporation's debt securities.

INVESTMENT RESTRICTIONS

     The following is a more detailed description of certain policies and practices of the Funds which augments the summary of the Funds' investment program which appears above and in the Prospectus under the heading "Objectives and Investment Policies."

     Certain investment limitations and restrictions cannot be changed without the approval of a majority of the outstanding voting securities of the Funds. These restrictions are as follows:

     For both Funds:

     (1) Neither Fund may invest an amount which exceeds 5% of the value of the Fund's total assets in the securities of any one issuer. This restriction does not apply to holdings of U.S. Government securities.

     (2)  Neither Fund may issue any senior securities.

     (3) Neither Fund may purchase the securities of any issuer for the purpose of exercising control of management and it may not acquire or own more than 10% of any class of the securities of any company.


     (4) Neither Fund may make short sales of securities or maintain a short position unless at the time of the short sale the Fund owns or has the right to acquire at no additional cost an equal amount of the securities sold short.

     (5) Neither Fund may borrow money except for temporary emergency purposes and then not in excess of 10% of total net assets for the Growth Fund and 5% of total net assets for the Aggressive Fund.

     (6) Neither Fund may underwrite securities, buy or sell real estate or commodities or commodity contracts, or make loans to individuals, except that the Funds may invest in futures contracts and options as described in "Futures, Stock Index and Options Transactions."


     (7) Neither Fund may invest in the securities of other investment companies if immediately after such investment the Fund will own (a) securities issued by an investment company having an aggregate value in excess of 5% of the value of the total assets of the Fund, or (b) securities issued by all investment companies having an aggregate value in excess of 10% of the value of the total assets of the Fund, except to the extent permitted by the Investment Company Act of 1940 and any applicable rules or exemptive orders issued thereunder.

     (8) Neither Fund may invest in any security if information is not available with respect to the history, management, assets, owners and income of the issuer of such security, and neither Fund may make any investment which would subject the Fund to unlimited liability.

     (9) Neither Fund may purchase any securities on margin except for short-term credits as are necessary for the clearance of transactions; provided, however, that the Funds may make initial and variation margin payments in connection with purchases or sales of options or futures contracts.

     Although the Funds are not prohibited from purchases of restricted securities, the Funds have never held such securities in their portfolios and do not presently intend to purchase restricted securities.

     For the Growth Fund Only (cannot by changed without majority of shareholder votes):

     (1) The Growth Fund may not lend any money to any person (for this purpose the purchase of a portion of an issue of publicly distributed debt securities for the investment purposes is not considered a loan).

     (2) The Growth Fund may not engage in activity which involves promotion or business management by the Fund.

     (3)  The Growth Fund may not buy or sell real estate mortgage loans.

     The Board of Trustees has adopted a policy that the Growth Fund will not invest in oil, gas and other mineral leases and, in addition to the restrictions on real estate investments contained above, the Growth Fund will not purchase any real estate limited partnership interest. In addition, the Growth Fund will not pledge, mortgage or hypothecate assets of the Growth Fund taken at market value to an extent greater than 15% of the gross assets of the Growth Fund taken at cost. The Growth Fund will not invest in securities of companies which have a record of less than three years continuous operations if such purchase at the time thereof would cause more than 5% of the total assets of the Growth Fund to be invested in securities of such companies.


MANAGEMENT OF THE TRUST

     Overall operations of the Trust are conducted by its officers subject to the supervision of the Board of Trustees. The officers and trustees of the Trust, their addresses and their principal occupation during the past 5 years are:


JOHN G. AYER (age 75) - Trustee*
     Executive Vice President and Director of Stonebridge Capital Management, Incorporated; Director, Taylor & Turner Assoc., Ltd., (a venture capital organization); 1801 Century Park East, Suite 1800, Los Angeles, California 90067. Retired President of Stonebridge Aggressive Growth Fund, Inc. (1997 -July 1998); Director, Stonebridge Growth Fund, Inc. (1997 to October 1998) and Stonebridge Aggressive Growth Fund, Inc. (1982 - October 1998).



RICHARD C. BARRETT (age 56) - Chairman of the Board of Trustees, and President*
     President and Director, Stonebridge Capital Management, Incorporated; 1801 Century Park East, Suite 1800, Los Angeles, California 90067; Director, Stonebridge Growth Fund, Inc. and Stonebridge Aggressive Growth Fund, Inc. (1982
- October, 1998).


SELVYN B. BLEIFER, M.D. (age 69) - Trustee
     Physician, Cardiovascular Medical Group, 414 North Camden Drive, Beverly Hills, California 90212; Director, Stonebridge Growth Fund, Inc. and Stonebridge Aggressive Growth Fund, Inc. (1985 - October, 1998).


MARVIN FREEDMAN (age 73) - Trustee
     Retired Founding Partner, Freedman, Broder, & Company Accountancy Corporation, Certified Public Accountants, 2501 Colorado Avenue, Suite 350, Santa Monica, California 90404; Director, Stonebridge Growth Fund, Inc. (1973 to October 1998) and Stonebridge Aggressive Growth Fund, Inc. (1995 - October,
1998).

CHARLES F. HAAS (age 84) - Trustee
     Retired motion picture and television director; Director, Oakwood School, 12626 Hortense Street, Studio City, California, 91604; Director, Stonebridge Growth Fund, Inc. and Stonebridge Aggressive Growth Fund, Inc. (1981 - October,
1998).

WILLIAM H. TAYLOR (age 59) - Trustee
     General Partner, Taylor & Company (a venture capital organization); General Partner, Taylor and Turner Assoc., Ltd. (a venture capital organization); Director, Oncor, Inc., (a biotechnology company); Director, AMT Ventures (a materials venture fund); Director, I.C.C., Inc. (an infrared imaging company); Director, T.P.L., Inc. ( an advanced materials company), 18730 Canyon Road, Sonoma California 91604; Director, Stonebridge Growth Fund, Inc. and Stonebridge Aggressive Growth Fund, Inc. (1983 - October, 1998).

CHARLES E. WOODHOUSE (age 34) - Trustee and Vice President*
      Executive Vice President, Managing Director and Director of Research of Stonebridge Capital Management, Incorporated, 1801 Century Park East, Suite 1800, Los Angeles, California, 90067; President, Stonebridge Aggressive Growth Fund, Inc. (July 1998 - October 1998).

CRAIG B. BURGER (age 41) - Trustee and Vice President*
     Senior Vice President and Director, Stonebridge Capital Management, Incorporated, 1801 Century Park East, Suite 1800, Los Angeles, California 90067.

DEBRA L. NEWMAN (age 42) - Trustee, Vice President and Treasurer*
     Vice President, Chief Financial Officer, Secretary and Director, Stonebridge Capital Management, Incorporated, 1801 Century Park East, Suite 1800, Los Angeles, California 90067; Treasurer, Stonebridge Aggressive Growth Fund, Inc. (February, 1980 - October 1998); President, Stonebridge Growth Fund, Inc. (April, 1985 - October 1998).

CHAD S. CHRISTENSEN (age 28) - Vice President
     Vice President and Director of Mutual Fund Operations; ALPS Mutual Funds Services, Inc.; Assistant Treasurer, Westcore Trust, 370 17th Street, Suite 3100, Denver, Colorado 80202.

JAMES V. HYATT (age 47) - Secretary
     General Counsel, ALPS Mutual Funds Services, Inc., Secretary, First Funds Trust, and Assistant Secretary, Financial Investors Trust; Director, the Dairy (a non-profit community arts center); 370 17th Street, Suite 3100, Denver, Colorado 80202.

-------------------
     * "Interested person" of the Trust as defined by the Investment Company Act of 1940, as amended.

     As of September 30, 1998, the directors and officers of the Fund, as a group, owned beneficially less than 1% of each Fund's outstanding shares.

     None of the officers of the Trust received any compensation from the predecessors of the Trust for his or her services during the fiscal years ended November 30, 1997. Each trustee who is not an "interested person" of the Trust is entitled to receive from the Trust $1,500 for each meeting of the Board of Trustee. The following table sets forth more detailed compensation information for the independent Trustees of the Trust from the predecessors of the Growth Fund and the Aggressive Fund during the fiscal years ended October 31, 1997 and November 30, 1997, respectively:


                               AGGREGATE                 AGGREGATE        PENSION OR               TOTAL
                           COMPENSATION FROM         COMPENSATION FROM    RETIREMENT          COMPENSATION
      DIRECTOR              AGGRESSIVE FUND            GROWTH FUND         BENEFITS          PAID TO TRUSTEES
------------------------------------------------------------------------------------------------------------
Selvyn B. Bleifer, MD            $350                     $2,350              $0                 $2,700
Marvin Freedman                  $350                     $2,350              $0                 $2,700
Charles F. Haas                  $350                     $2,350              $0                 $2,700
William H. Taylor, II            $150                     $    0              $0                 $  150

INVESTMENT ADVISORY AND OTHER SERVICES


     INVESTMENT ADVISER. The Fund's investment adviser is Stonebridge Capital Management, Incorporated, 1801 Century Park East, Los Angeles, California 90067 (the "Adviser"), which provides investment advisory services to the Funds pursuant to investment advisory agreements (the "Agreements") approved by the Board of Trustees on August 25, 1998. The Adviser is engaged in the business of providing investment advice to individual and institutional clients, and managed assets aggregating $493 million as of September 30, 1998. It currently has 13 employees and is owned by seven of its employees. The Adviser's directors and executive officers are John G. Ayer, Richard C. Barrett, Craig B. Burger, Debra
L. Newman, Karen H. Parris, Timothy G. Walt and Charles E. Woodhouse.


     Personnel of the Adviser may invest in securities for their own accounts pursuant to a Code of Ethics that sets forth all employees' fiduciary responsibilities regarding the Trust, establishes procedures for personal investing, and restricts certain transactions. In addition, restrictions on the timing of personal investing in relation to trades by the Funds and on short-term trading have been adopted.

     Each Agreement provides that the Adviser will not be liable for any error of judgment or loss suffered by the Funds, except for liability resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under each Agreement. The Trust has agreed to indemnify the Adviser against liabilities, costs and expenses that the Adviser may incur in connection with any action, suit, investigation or other proceeding arising out of or otherwise based on any action actually or allegedly taken or omitted to be taken by the Adviser in connection with the performance of its duties or obligations under the Agreements. The Adviser is not entitled to indemnification with respect to any liability to the Trust or shareholders of the Funds by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or of its reckless disregard of its duties and obligations under the Agreements.


     The Adviser has voluntarily agreed to waive its fee or reimburse the Funds to ensure that the annual expense of the Growth Fund and of the Aggressive Growth Fund annually do not exceed 1.50% and 2.90% of their average daily net assets, respectively. The Adviser has agreed to continue this voluntary waiver or reimbursement through November 30, 2002 and October 31, 2002 for the Growth Fund and the Aggressive Growth Fund, respectively. In the event that the expense ratio for a Fund falls below the applicable level, the Trust has agreed to reimburse the Adviser for management fees that were waived or reimbursed in prior periods, so long as such reimbursement does not cause the expenses of the Fund to exceed the applicable level. The Adviser has agreed to forego any waived or reimbursed fee that have not been recovered within three years after the waiver or reimbursement.


     ADMINISTRATOR. The Funds' Administrator is ALPS Mutual Funds Services, Inc., 370 17th Street, Suite 3100, Denver, Colorado 80202. Pursuant to its Administration Agreement with the Trust, the Administrator is not liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the matters to which the Agreement relates, except for losses resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under the Agreement. The Administrator received $60,000 from each Fund for administration services for the year ended July 31, 1998.

     DISTRIBUTOR. The Funds' Distributor is ALPS Mutual Funds Services, Inc., 370 17th Street, Suite 3100, Denver, Colorado 80202. Pursuant to its General Distribution Agreement with the Trust, the Distributor has agreed to use all reasonable efforts, consistent with its other business, to secure purchasers for shares of the Funds, but is not obligated to sell any specified number of shares. The General Distribution Agreement contains provisions with respect to renewal and termination similar to those in the Investment Advisory Agreement. Pursuant to the General Distribution Agreement, the Trust has agreed to indemnify the Distributor to the extent permitted by applicable law against certain liabilities under the Securities Act of 1933 and other applicable laws.

     CUSTODIAN. The Funds' Custodian is Fifth Third Bank, Fifth Third Center, Cincinnati, Ohio 45263. It receives and deposits all cash and receives and collects income from the Fund's investments. These institutions also receive and deliver securities bought or sold by the Funds. The Custodian has no part in the management or investment decisions of the Funds. The Custodian is entitled to receive compensation based on the market value of all assets of the Trust in the aggregate, plus certain transaction based charges.


     TRANSFER AGENT. The Funds' transfer agent and dividend disbursing agent is National Financial Data Services, 330 West 9th Street, Kansas City, Missouri 64105. As transfer agent, National Financial Data Services maintains the Funds' records for the shareholders who purchase shares. It accepts, confirms and processes payments for purchase and redemptions, and disburses and reinvests dividends and capital gains distributions, if any, made by the Funds to these shareholders. The fee paid to the transfer agent is based on a minimum fee, the number of open accounts and certain transaction based charges.


     INDEPENDENT ACCOUNTANTS. Hein + Associates LLP, Denver Colorado (the "Auditors") serve as independent accountants to the Trust. The Auditors conduct the audit of the Funds' annual financial statements and prepare the Trust's tax returns. The Auditors have no part in the management or investment decisions of the Funds. Their annual fee is approximately $26,000 per year.


BROKERAGE TRANSACTIONS

     Decisions to buy and sell securities for the Funds, assignment of their portfolio business and negotiation of their commission rates are made by the Adviser. It is the Funds' policy that the Adviser shall seek to obtain both quality research and "best execution" of purchase and sales transactions, and that the Adviser shall seek to negotiate the brokerage commissions to provide fair, competitive compensation for the brokers' services, giving consideration to the statistical and research services provided as well as the brokerage execution services. Statistical and research material furnished to the Adviser may be useful to the Adviser in providing services to clients other than the Funds. Similarly, such material furnished to the Adviser by brokers through which other clients of the Adviser trade may be useful in providing services to the Funds. Subject to periodic review by the Board of Trustees, the Adviser is authorized to pay higher commissions to brokerage firms that provide it with investment and research information if the Adviser determines such commissions are reasonable in relation to the overall services provided. None of the broker/dealer firms with which the Funds conduct business is engaged in sales of shares of the Funds and none is affiliated with either the Funds or the Adviser.

     Although investment decisions for the Funds are made independently from those of the other accounts managed by the Adviser, investments of the kind made by the Funds may also be made by other such accounts. When a purchase or sale of the same security is made at substantially the same time on behalf of a Fund and one or more other accounts managed by the Adviser, available investments are allocated in the discretion of the Adviser by such means as, in its judgment, result in fair treatment. The Adviser aggregates orders for purchases and sales of securities of the same issuer on the same day among the Funds and its other managed accounts, and the price paid to or received by the Funds and those accounts is the average obtained in those orders. In some cases, such aggregation and allocation procedures may affect adversely the price paid or received by the Funds or the size of the position purchased or sold by the Funds.

     When a Fund purchases or sells a security which is not listed on a national securities exchange but which is traded in the over-the-counter market, the transaction generally takes place directly with a principal market maker, except in those circumstances where, in the opinion of the Adviser, better prices and executions will be achieved through the use of other broker-dealers. The Adviser does not receive any benefit directly or indirectly arising from these transactions.

     The following provides information regarding the brokerage transactions of the Funds' predecessors during their 1997, 1996, and 1995 fiscal years.


                    ANNUAL PORTFOLIO                TOTAL BROKERAGE
                     TURNOVER RATE                  COMMISSIONS PAID
                     -------------                  ----------------
             GROWTH FUND    AGGRESSIVE FUND    GROWTH FUND   AGGRESSIVE FUND
             OCTOBER 31,      NOVEMBER 30,     OCTOBER 31,     NOVEMBER 30,
             -----------      ------------     -----------     ------------
   1997          41%              88%            $85,997         $ 11,746
   1996          45%             108%            $63,806         $ 12,402
   1995          38%              60%            $67,890         $  8,995

     The anticipated annual portfolio turnover will normally be in the range of 25% to 75% for the Growth Fund and 25% to 100% for the Aggressive Fund. Portfolio turnover is a function of market shifts and relative valuation of individual securities and market sectors. The Funds' Adviser attempts to keep the Funds invested in those securities that have the potential to meet the Funds' objectives and that represent the best relative value.

     The predecessors of the Funds did not acquire securities of any brokers or dealers, or the parents thereof, during the years ended November 30, 1997 and October 31, 1997, respectively.


REDEMPTIONS

     Each Fund will redeem shares solely in cash up to the lesser of $250,000 or 1% of its net assets during any 90-day period for any one shareholder. Each Fund reserves the right to pay any redemption price exceeding this amount in whole or in part by a distribution in kind of securities held by the Fund in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind. If shares are redeemed in kind, however, the redeeming shareholder would incur transaction costs upon the disposition of the securities received in the distribution.


PRICING

     Each Fund's public offering price per share, which is its net asset value per share, is determined once daily as of the close of the New York Stock Exchange ("NYSE") on each day it is open for trading. This price is applicable to all orders to buy or sell the Fund's shares received prior to the close of trading on the NYSE each day the NYSE is open. Orders received after such time are held until the next day on which the public offering price is determined.

     Securities listed or traded on a registered securities exchange are valued at the last sale price on the day of the computation or, if there is not a sale on that day, the last reported bid price. Where market quotations of over-the-counter stocks or other securities are readily available, the mean between the bid and asked price is used; however, for dates on which the last sale price is available from NASDAQ, or other source of equivalent reliability, the last sale price for such date is used. Short-term debt securities with maturities of less than 60 days are valued at amortized cost, which generally equals market value.

     Trading in securities on foreign securities exchanges and over-the-counter markets is normally completed well before the close of business day in New York. In addition, foreign securities trading may not take place on all business days in New York, and may occur in various foreign markets on days which are not business days in New York and on which net asset value is not calculated. The calculation of net asset value may not take place contemporaneously with the determination of the prices of portfolio securities used in such calculation. Events affecting the values of portfolio securities that occur between the time their prices are determined and the close of the New York Stock Exchange will not be reflected in the calculation of net asset value unless the Board of Trustees deems that the particular event would materially affect net asset value, in which case an adjustment will be made. Assets or liabilities initially expressed in terms of foreign currencies are translated prior to the next determination of the net asset value into U.S. dollars at the spot exchange rates at 1:00 p.m. Eastern Time or at such other rates as the Adviser may determine to be appropriate in computing net asset value.

     The value of any other securities for which no market quotations are available and other assets will be determined at fair value in good faith by or pursuant to the policies adopted by the Board of Trustees.

     The net asset value per share of a Fund is determined by dividing the total market value of each of the Fund's portfolio securities and other assets, less all liabilities, by the total numbers of the Fund's shares outstanding.


TAXATION

     Each Fund intends to qualify annually and has elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a regulated investment company, the Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies ("Qualifying Income Test"); (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies) (the "Diversification Test"); and (c) distribute at least 90% of its investment company taxable income (which includes dividends, interest and net short-term capital gains in excess of any net long-term capital losses) each taxable year.

     As regulated investment companies, a Fund will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (any net long-term capital gains in excess of the sum of net short-term capital losses and capital loss carryovers from the prior eight years) designated by the Fund as capital gain dividends, if any, that it distributes to shareholders. Each Fund intends to distribute to their shareholders substantially all of its investment company taxable income monthly and any net capital gains annually. Investment company taxable income or net capital gains not distributed by a Fund on a timely basis in accordance with a calendar year distribution requirement may be subject to a nondeductible 4% excise tax. The avoid the tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (1) 98% of its ordinary income (with adjustments) for the calendar year and foreign currency gains or losses for the twelve month period ending on November 30 of the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (and adjusted for certain ordinary losses) for the twelve month period ending on November 30 of the calendar year, and (3) all ordinary income and capital gains for previous years that were not distributed during such years. A distribution will be treated as paid on December 31 of the calendar year, if it is declared by the Fund in October, November, or December of that year to shareholders of record on a date in such a month and actually paid by the Fund during January of the following year. Such distributions will be taxable to shareholders (other than those not subject to federal income tax) in the calendar year in which the distributions are received. To avoid application of the excise tax, the Funds intend to make their distributions in accordance with the calendar year distribution requirement.

     DISTRIBUTIONS. Dividends paid out of a Fund's investment company taxable income will be taxable to U.S. shareholders as ordinary income. Distributions received by tax-exempt shareholders will not be subject to federal income tax to the extent permitted under the applicable tax exemption.

     Dividends paid by the Funds are not expected to qualify for the deduction for dividends received by corporations. Distributions of net capital gains, if any, are taxable as long-term capital gains, regardless of how long shareholders have held a Fund's shares and are not eligible for the dividends received deduction. The tax treatment of dividends and distributions will be the same whether a shareholder reinvests them in additional shares or elects to receive them in cash.

     SALES OF SHARES. Upon disposition of shares of a Fund (whether by redemption, sale or exchange), shareholders will realize gains or losses. Such gains or losses will be capital gains or losses if the shares are capital assets in the shareholders' hands, and will be long-term or short-term generally depending upon the shareholders' holding periods for the shares. Any loss realized on a disposition will be disallowed by "wash sale" rules to the extent the shares disposed of are replaced within a period of 61 days beginning 30 days before and ending 30 days after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on a disposition of shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of capital gain dividends received by the shareholder with respect to such shares.

     BACKUP WITHHOLDING. The Funds may be required to withhold for U.S. federal income taxes 31% of all taxable distributions payable to shareholders who fail to provide the Funds with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Corporate shareholders and certain other shareholders specified in the Code generally are exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. federal tax liability.

     FOREIGN INVESTMENTS. Income received by the Funds from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. In addition, the Adviser intends to manage the Funds with the intention of minimizing foreign taxation in cases where it is deemed prudent to do so. If more than 50% of the value of a Fund's total assets at the close of its taxable year consists of securities of foreign corporations, the Fund will be eligible to elect to "pass-through" to the Fund's shareholders the amount of foreign income and similar taxes paid by the Fund. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his pro rata share of the foreign income taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his taxable income or to use it (subject to limitations) as a foreign tax credit against his or her U.S. federal income tax liability. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Shareholders will be notified in writing within 60 days after the close of each Fund's taxable year whether the foreign taxes paid by the Fund will "pass-through" for that year. Absent a Fund making the election to "pass through" the foreign source income and foreign taxes, none of the distributions may be treated as foreign source income for purposes of the foreign tax credit calculations.

     Investment income received from sources within foreign countries may be subject to foreign income taxes. The U.S. has entered into tax treaties with many foreign countries which entitle certain investors to a reduced rate of tax or to certain exemptions from tax. The Funds will operate so as to qualify for such reduced tax rates or tax exemptions whenever practicable. A Fund may qualify for and make an election permitted under section 853 of the Code so that shareholders will be able to claim a credit or deduction on its Federal income tax returns for, and will be required to treat as part of the amounts distributed to them, their pro rata portion of the income taxes paid by the Fund to foreign countries (which taxes relate primarily to investment income). The shareholders of the Fund may claim a credit by reason of the Fund's election subject to certain limitations imposed by Section 904 of the Code. However, no deduction for foreign taxes may be claimed under the Code by individual shareholders who do not elect to itemize deductions on their Federal income tax returns, although such a shareholder may claim a credit for foreign taxes and in any event will be treated as having taxable income in the amount of the shareholder's pro rata share of foreign taxes paid by the Fund. Although each Fund intends to meet the requirements of the Code to "pass through" such taxes, there can be no assurance that the Funds will be able to do so.

     Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder's U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of a Fund's income will flow through to the shareholders of the Fund. With respect to such election, gains from the sale of securities will be treated as derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. Shareholders may be unable to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the Funds. The foreign tax credit is modified for purposes of the Federal alternative minimum tax and can be used to offset only 90% of the alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income.

     OTHER TAXES. Distributions also may be subject to additional state, local and foreign taxes, depending on each shareholder's particular situation. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Funds.


YEAR 2000

     The services provided by the Trust's investment adviser, administrator, principal underwriter, transfer agent and other service providers depend on the proper functioning of their computer systems. Certain of these systems will require updating or replacement prior to the year 2000 to avoid errors when storing dates and making date-related calculations. The Trust understands that these firms (and their important vendors and business partners) are taking steps reasonably designed to prepare their computer systems for the 21st century. However, there can be no assurance that these steps will be sufficient to avoid any adverse impact on the Funds.


PERFORMANCE INFORMATION

     Each Fund may from time to time advertise total returns, compare the Fund's performance to various indices, and publish rankings of the Fund prepared by various ranking services. Any performance information should be considered in light of the Fund's investment objectives and policies, characteristics and quality of its portfolio, and the market conditions during the given time period, and should not be considered to be representative of what may be achieved in the future.

     The total return for a Fund are computed by assuming a hypothetical initial payments of $1,000. It is assumed that all investments are made at net asset value (as opposed to market price) and that all of the dividends and distributions by the Fund over the relevant time periods are invested at net asset value. It is then assumed that, at the end of each period, the entire amount is redeemed without regard to any redemption fees or costs. The average annual total returns are then determined by calculating the annual rate required for the initial payment to grow to the amount which would have been received upon redemption. Total returns do not take into account any federal or state income taxes.

     Total return is computed according to the following formula:

                  n
          P(1 + T)  = ERV

Where     P =    a hypothetical initial payment of $1,000.
          T=     average annual total return.
          n=     number of years.
          ERV=   ending redeemable value at the end of the period (or
                 fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the period.

     TOTAL RETURNS HAVE BEEN AS FOLLOWS:


                               GROWTH  FUND                 AGGRESSIVE FUND
                         (YEAR ENDED NOVEMBER 30)       (YEAR ENDED OCTOBER 31)
                           -----------------------      ----------------------
                1998(1)            8.17%                         7.20%
             Last 5 years'        14.13%                        16.86%
             Last 10 years'       12.84%                        11.63%

          (1)For the period ending May 31, 1998 and April 30, 1998, respectively


     Performance information for a Fund may be compared to various unmanaged indices, such as S&P 500, Russell 2000, Russell 3000 and indices prepared by Lipper Analytical Services. Unmanaged indices (i.e., other than Lipper) generally do not reflect deductions for administrative and management costs and expenses.

     Performance rankings are prepared by a number of mutual fund ranking entities that are independent of the Trust and its affiliates. These entities categorize and rank funds by various criteria, including fund type, performance over a given period of years, total return, variations in sales charges and risk/reward considerations.


INDIVIDUAL RETIREMENT ACCOUNTS

     The Funds have available a plan (the "IRA") for use by individuals with compensation for services rendered (including earned income from self-employment) who wish to use shares of the Funds as a funding medium for individual retirement saving.

     TRADITIONAL IRA. For a "Traditional IRA", except for rollover contributions, an individual who has attained, or will attain, age 70 1/2 before the end of the taxable year may only contribute to an IRA for his or her nonworking spouse under age 70 1/2. Distributions of an individual's IRA assets (and earnings thereon) before the individual attains age 59 1/2 will (with certain exceptions) result in an additional 10% tax on the amount included in the individual's gross income. Earnings on amounts contributed to the IRA are not taxed until distributed.

     ROTH IRA. For a "Roth IRA", an individual may contribute to an IRA for his or her nonworking spouse. Distributions of an individual's IRA assets (and earnings thereon) after the age of 59 1/2 and with certain other conditions met will not be included in the individual's gross income.


     The foregoing brief descriptions are not complete or definitive explanations of the various types of Individual Retirement Accounts. Any person who wishes to establish a retirement plan account may do so by contacting the Funds at 1-800-639-3935. The complete Plan documents and applications will be provided to existing or prospective shareholders upon request, without obligation. The Funds recommend that investors consult with their attorneys or tax advisors.



FINANCIAL STATEMENTS

     The financial statements in the 1997 Annual Reports and the 1998 Semi-Annual Reports of the predecessors of the Funds are incorporated in this Statement of Additional Information by reference. The financial statements in the Annual Reports have been audited by the Funds' independent accountants to each predecessor, Hein + Associates LLP, whose report thereon appears in the Annual Reports, and have been incorporated herein in reliance upon such reports given upon their authority as experts in accounting and auditing. The financial statements in the Semi-Annual Reports have been produced by the Trust and are unaudited. Additional copies of the Annual and Semi-Annual Reports may be obtained at no charge by writing or telephoning the Funds at the address or number on the front page of this Statement of Additional Information.

                          PART C.  OTHER INFORMATION


     Item 24.  FINANCIAL STATEMENTS AND EXHIBITS

           --  (a)  (1)  Financial Statements included in Part A of this
                         Registration Statement:
                         Financial Highlights

           --       (2)  Financial Statements incorporated by reference in
                         Part B of this Registration Statement:

                         (i) The financial statements and accompanying notes which appear in the Semi-Annual Reports of Stonebridge Growth Fund, Inc. and Stonebridge Aggressive Growth Fund, Inc. for the periods dated April 30, 1998 and May 31, 1998, respectively.

                         (ii) The financial statements and accompanying notes and reports of independent auditors of Stonebridge Growth Fund, Inc. and Stonebridge Aggressive Growth Fund, Inc. for the years ended October 31, 1997 and November 30, 1997, respectively.

               (b)  EXHIBITS

           --       (1)  (a)  Certificate of Trust of Registrant.

            -       (1)  (b)  Declaration of Trust of Registrant, as amended.


           --       (2)  (a)  By-Laws of Registrant.


                    (3)       None.

                    (4)       None.


           --       (5)  (a)  Form of Investment Advisory Agreement between
                              Registrant and Stonebridge Capital Management,
                              Incorporated with respect to the Stonebridge
                              Growth Fund.



           --       (5)  (b)  Form of Investment Advisory Agreement between
                              Registrant and Stonebridge Capital Management,
                              Incorporated with respect to the Stonebridge
                              Aggressive Growth Fund.



           --       (6)  (a)  Form of Distribution Agreement between
                              Registrant and ALPS Mutual Funds Services, Inc.

           --            (b)  Form of Administration Agreement between
                              Registrant and ALPS Mutual Funds Services, Inc.


                    (7)       None.


            -       (8)       Form of Custody Agreement between Registrant
                              and The Fifth Third Bank.



            --      (9)  (a)  Form of Transfer Agency and Service Agreement
                              between Registrant and ALPS Mutual Funds
                              Services, Inc.



            -       (9)  (b)  Form of Sub-Transfer Agency Agreement between
                              ALPS Mutual Funds Services, Inc. and State Street Bank and Trust Company.



            -       (9)  (c)  Form of Fund Accounting and Services Agreement
                              between Registrant and The Fifth Third Bank.



           --       (10)      Opinion and Consent of Paul, Hastings, Janofsky
                              & Walker LLP.



           --       (11)      Consent of Hein + Associates LLP.


                    (12)      None.

                    (13)      None.

                    (14)      None.

                    (15)      None.

                    (16)      None.

           --       (27)      Financial Data Schedules.

                    (18)      None.

               OTHER EXHIBITS

           --       (19) (a)  Power of Attorney.
           --       (19) (b)  Materials related to Individual Retirement
                              Account Services.

  -  Filed herewith.

 --  Filed by Post Effective Amendment No. 60 on August 18, 1998

Item 25.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

          None.

Item 26.  NUMBER OF HOLDERS OF SECURITIES.


          As of August 10, 1998:

          Title of Class:                              Number of Record Holders:
          Stonebridge Growth Fund, Inc.                          6,129
          (predecessor to Stonebridge Growth Fund)

          Stonebridge Aggressive Growth Fund, Inc.                 297
          (predecessor to Stonebridge Aggressive
          Growth Fund)

Item 27.  INDEMNIFICATION.

          As permitted by Section 17(h) and (i) of the Investment Company Act of 1940 (the "1940 Act") and pursuant to Article V of the Registrant's Trust Instrument (Exhibit 1 to the Registration Statement), Section 8 of each Investment Advisory Agreement (Exhibits 5(a) and 5(b) to the Registration Statement) and Section 15 of the Distribution Agreement (Exhibit 6(a) to this Registration Statement), officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The Registrant has purchased an insurance policy insuring its officers and trustees against liabilities, and certain costs of defending claims against such officers and trustees, to the extent such officers and trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers under certain circumstances.

          Section 8 of each Investment Advisory Contract and Section 15 of the Distribution Contract limit the liability of Stonebridge Capital Management, Inc. and ALPS Mutual Funds Services, Inc., respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

          The Registrant hereby undertakes that it will apply the indemnification provisions of its Declaration of Trust, By-Laws, Investment Advisory Contracts and Distribution Contract in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretations of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.

Item 28.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

          Reference is made to "Management of the Trust" in the Prospectus forming Part A, and "The Management of the Trust" in the Statement of Additional Information forming Part B, of this Registration Statement.

          The list required by this Item 28 of officers and directors of Stonebridge Capital Management, Incorporated, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by those officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Stonebridge Capital Management, Inc. pursuant to the Investment Advisers Act of 1940, as amended (SEC File No. 801-5363).

Item 29.  PRINCIPAL UNDERWRITER

          (a) ALPS Mutual Funds Services, Inc. acts as Distributor/Underwriter for various other unrelated registered investment companies.

          (b)  Officers and Directors


Name and Principal
Business Address*                  Positions and Offices with Registrant                  Positions and Offices with Underwriter
------------------------------------------------------------------------------------------------------------------------------------
W. Robert Alexander                None                                                   Chairman and Chief Executive Officer
Arthur J. L. Lucey                 None                                                   President and Secretary
Thomas A. Carter                   None                                                   Vice President and Chief Financial Officer
Chad Christensen                   Vice President                                         Vice President
Edmund J. Burke                    None                                                   Executive Vice President
James V. Hyatt                     Secretary                                              General Counsel
Jeremy O. May                      None                                                   Vice President
William N. Paston                  None                                                   Vice President
John S. Hannon, Jr.                None                                                   Director
Rick A. Pederson                   None                                                   Director
Chris Woessner                     None                                                   Director

---------------------

*         All addresses are 370 Seventeenth Street, Suite 3100, Denver, Colorado
          80202.

         (c)    Not applicable.

Item 30.  LOCATION OF ACCOUNTS AND RECORDS

          All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of ALPS Mutual Funds Services, Inc., National Financial Data Services, Fifth Third Bank and Stonebridge Capital Management, Incorporated.

Item 31.  MANAGEMENT SERVICES

          Not applicable.

Item 32.  UNDERTAKINGS.

          (a) Registrant undertakes to call a meeting of shareholders for the purpose of voting upon the removal of a trustee if requested to do so by the holders of at least 10% of the Registrant's outstanding shares.

          (b) Registrant undertakes to provide the support to shareholders specified in Section 16(c) of the 1940 Act as though that section applied to the Registrant.

          (c) Registrant hereby undertakes to furnish each person to whom a prospectus is delivered with a copy of Registrant's latest annual report upon request and without a charge.

                                     SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Los Angeles, and State of California on the 14th day of August, 1998.

                              STONEBRIDGE FUNDS TRUST.


                              By /s/ RICHARD C. BARRETT
                              -------------------------
                              Richard C. Barrett
                              President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                            TITLE                       DATE

 (1) Principal Executive Officer:
     /s/ RICHARD C. BARRETT
 ------------------------------      Chief Executive Officer,
         Richard C. Barrett          President and Trustee       August 14, 1998

(2) Principal Financial and Accounting Officer
     /s/ DEBRA L. NEWMAN
 ------------------------------      Vice President, Treasurer
         Debra Newman                and Trustee                 August 14, 1998

(3) Trustees
    * MARVIN FREEDMAN                Trustee                     August 14, 1998
    * RICHARD C. BARRETT             Trustee                     August 14, 1998
    * WILLIAM H. TAYLOR II           Trustee                     August 14, 1998
    * CHARLES F. HAAS                Trustee                     August 14, 1998
    * CHARLES E. WOODHOUSE           Trustee                     August 14, 1998
    * JOHN G. AYER                   Trustee                     August 14, 1998
    * SELVYN B. BLEIFER              Trustee                     August 14, 1998
    * CRAIG B. BURGER                Trustee                     August 14, 1998

*By /s/ DEBRA L. NEWMAN
    ---------------------------
    Debra L. Newman
    Attorney-in-Fact

                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549


--------------------------------------------------------------------------------


                                       EXHIBITS

                                          to


                                      FORM N-1A

                                REGISTRATION STATEMENT

                           UNDER THE SECURITIES ACT OF 1933

                                         AND

                          THE INVESTMENT COMPANY ACT OF 1940


--------------------------------------------------------------------------------


                               STONEBRIDGE FUNDS TRUST

                                    EXHIBIT INDEX


Exhibit
Number         Document
------         --------




1(b)           Declaration of Trust of Registrant, as amended



(8)            Form of Custody Agreement between Registrant and The Fifth
               Third Bank.



(9)(b) Form of Sub-Transfer Agency Agreement between ALPS Mutual Funds Services, Inc. and State Street Bank and Trust Company.



(9)(c) Form of Fund Accounting and Services Agreement between Registrant and The Fifth Third Bank.


OTHER EXHIBITS: